POWERWAVE

UNWIRED

POWERWAVE ANNUAL REPORT 05



The Demand Is On: Welcome to the Boomtown.

THE NEW WIRELESS BOOM. IT'S FOR REAL.

Profit Strategy:
If You Deliver It, They Will Come.

Plus:
**Greater Innovation.
Lower Costs.
Global Supremacy.**

Powerwave® technologies


$825,078
$473,914
$384,889
$300,293

Net Sales (000's)


25%
22%
16%
7%
10%

Gross Profit Percentage (%)


$50,646
[$72,122]
[$32,859]
$4,111
[$20,512]

Net Income (000's)


$0.42
[$0.80]
[$0.51]
$0.06
[$0.33]

Diluted Earnings Per Share

2005 inside


granted
access


#2 in Wireless Network Repeaters
BTS Antennas
#1 in Power Amplifiers
#1 in Microwave Filters
#2 in RF Conditioners
#1 in Tower Mounted Amplifiers

Ron's Blog

Letter to Shareholders

By Ronald J. Buschur
President and Chief Executive Officer

March 24, 2006

Last year, I talked about how the successful integration of LGP Allgon — our largest acquisition at the time — would establish a platform from which Powerwave would be able to drive long-term profitability and improved performance for our Shareholders.

This year, I'm pleased to report we've delivered on that vision. 2005 was an outstanding year for the company and for our Shareholders. Powerwave was able to achieve record annual revenues of $825 million and an annual sales growth rate of 74% while delivering industry-leading operating performance. This phenomenal performance and a strong return to profitability are direct results of our ability to execute against our business plan and strategies. What's more, we accomplished all this while integrating another strategic acquisition: the commercial wireless business of REMEC, Inc.

2005 was an outstanding year for the company and for our Shareholders. Powerwave was able to achieve record annual revenues of $825 million.

There are a number of areas of achievement in 2005 to highlight, as I believe they demonstrate that we're just getting started in delivering strong growth that is both profitable and sustainable.

Operational excellence with continuous improvement. We're projecting $50 million in annual cost savings tied to our REMEC integration activities as we continue to streamline our supply chain and cost structures. We hit our gross margin and operating margin targets the last two quarters of 2005 and believe we'll sustain or improve upon these industry-leading targets in 2006.

Ongoing strategic acquisitions. With the Kaval and REMEC wireless acquisition during 2005, we've further positioned Powerwave as a leading player in key growth categories that strengthen our ability to generate sustained, profitable expansion.

Diversification of our customer base. During 2005 we focused on building close relationships with both direct wireless network operator customers and Original Equipment Manufacturers (OEMs) such as Cingular, Ericsson, Lucent, Huawei, Motorola, Nokia, Nortel, Orange, Samsung, Siemens, T-Mobile, Verizon and Vodafone.

Innovation and technology leadership. Our R&D investments continue to bear fruit. Seimens Communications recently recognized Powerwave as the Supplier of the Year for Innovation. Other customers are also capitalizing on our numerous innovations, including Remote Radio Head technology, DAS/ODAS, UMTS Smart Antennas, and Clean Site™ solutions.

What's next for the industry and for Powerwave? As consolidation proceeds, we will continue to be aggressive in carefully pursuing strategic assets that give us stronger presence in segments that add value, and provide opportunities to improve our operating performance. We believe that going forward, we will see continued spending in the North America market in GSM, wideband CDMA and EVDO as network operators strive to meet the increasing demand for enhanced services that require ever greater capacity and coverage. We also believe that we will see an increased desire from European operators to continue to deploy additional 3G networks, utilizing Powerwave's coverage and capacity solutions. Finally, Asia Pacific, Africa and South America provide dual opportunities: first, in the rollout of new networks in emerging markets and second, in the on-going improvement and enhancement of established networks.

Looking forward to 2006, we are extremely excited. We believe that Powerwave is well-positioned to surpass the $1 billion revenue mark for the first time our history, while maintaining industry-leading operating margins. As we power the next wave of growth in wireless, the ultimate result will be incremental returns over the long-term for our Shareholders. Finally, I want to thank you for your support and I want to thank our customers, suppliers and employees for all of their support during the last year. We at Powerwave will continue to do everything we can to meet and exceed your expectations.


Worldwide
Penetration
Rate
22.5%
26.1%
29.1%
31.5%
33.5%
34.8%
05
06
07
08
Source: Gartner


Global Wireless Subscribers
2.5
2.0
1.5
1.0
Billions
1.4
1.65
1.86
2.04
2.19
2.32
03
04
05
06
07
08
Source: Gartner

Welcome to the Boomtown.



Powerwave Repeaters help operators extend wireless coverage into new areas/hard to reach spots without the expense of a new base station, allowing operators to profitably bring wireless service to new locations, enhancing customer satisfaction.

By Gregory K. Gaines
Vice President, Global Sales and Marketing



From Singapore to Seattle to Sao Paolo to Stockholm, demand for new services that require more coverage and capacity within existing networks drove double-digit revenue growth for Powerwave in 2005. One reason we were able to outperform the industry as a whole is our focus on addressing the challenges operators face. By developing innovative end-to-end solutions that lower capital and operational expenses, we've enabled operators to profitably rollout new and enhanced services. This approach has been highly successful, generating substantial direct-to-operator sales as well as driving demand among our OEM customers.

The deployment of new networks also powered our success in 2005. 3G subscribers have expanded to more than 30 million with more than 80 networks launched globally. We believe Powerwave is winning in this vital market.

Our revenue base is not only growing, it is also strong and diverse. Powerwave served more than 28 major OEM and wireless network operator customers worldwide last year. Our geographic diversity is exemplified by 2005 sales that were distributed between the Americas ($307 million), Europe ($434 million) and Asia-Pacific ($76 million).

As a leader in the wireless communications infrastructure industry, Powerwave is recognized as a full-spectrum, single-source supplier of end-to-end solutions in all key wireless communications categories. We are determined to build on this reputation in our drive to reach sales of over $1 billion for the first time in the company's history in 2006.

Sales by Geography (000's)



$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$300,293
$384,889
$239,069
$473,914
$825,078
Other International
Europe
Asia
Americas
2001
2002
2003
2004
2005

Source: Powerwave

Total Sales (000's)



$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$300,293
$384,889
$239,069
$473,914
$825,078
Contract Manufacturing
Coverage Solutions
Base Station Systems
Antenna Systems
2001
2002
2003
2004
2005

Source: Powerwave

Greater Innovation. Lower Costs. Global Supremacy.

OPERATIONS AND R&D

By Robert J. Legendre
Senior Vice President, Global Operations

In 2005, Powerwave continued to enhance our ability to rapidly and cost-effectively deliver end-to-end wireless **infrastructure solutions anywhere on face of the planet**, while driving down costs. Our strategy of developing standard product platforms with modular components allowed us to rapidly roll out cost-effective solutions easily customized for multiple customers. This ability to pioneer highly-integrated solutions at a lower cost is one of the reasons Siemens Communications recognized Powerwave with its **"Supplier Award 2005 for Innovation."** And it is why Powerwave **led the industry with a number of breakthroughs,** including our Digital Radio Head, Remote Radio Head technology, Distributed Antenna Systems (DAS) and Outdoor DAS, Remote Electrical Tilt technology, Public Safety Coverage solutions, UMTS Smart Antennas and Clean Site solutions.

4795 Employees and 25 Operating Facilities in 16 Countries Around the World.



Compact Tower Mounted Amplifiers (TMAs) are a cost-effective way to enhance uplink receive sensitivity at base stations in order to meet the increased performance demands of 3G services.

Chuck Baril
Vice President, Quality Assurance



World-class quality and reliability. Powerwave has an outstanding reputation with top OEMs and wireless network operators. Our employees are intensely quality-minded, backed by our continuous improvement quality processes and leading-edge testing facilities. All of our manufacturing, production and design operations are ISO 9001, ISO 14001, TL-9000 and TickIT-5 certified and all our contract manufacturers maintain ISO and/or TL certifications. The result is consistent, world-class quality delivered across a broad spectrum of solutions.



A ANTENNA SYSTEMS

B BASE STATION SYSTEMS

C COVERAGE SYSTEMS

Moving forward, we will continue to show the industry **"what's next" in wireless,** with innovations like Remote Network Optimization and Management software that enables an engineer to control an entire network from **anywhere via a simple web browser.** Or fully self-contained "Plug-N-Play" base stations that can be unloaded as a single unit off the back of a truck and installed in hours (instead of days, as is needed in conventional installations). Put simply, Powerwave's technology leadership has translated — and will continue to translate — into **sales leadership and industry leadership.**



DISTRIBUTED ANTENNA SYSTEMS (indoor)
Outdoor Micro-Cabinet
Clean Site Antenna System
Antenna
Antenna
ANTENNA RET
Fiber Optic Repeater
BTS Pool
Filters
TMA Incl (CIN/PDU)
Repeater
BASE STATION SYSTEMS
BTS
MCPA
BTS
MCPA
OUTDOOR CABINET
INDOOR SHELTER
BTS
MCPA
INDOOR PAF
Powerwave solutions power every part of today's and tomorrow's wireless communications networks, from antennas to base stations to coverage systems.

Santa Ana, California, USA
NPI, R&D

Arkivator
Falköping, Sweden

Arninge, Sweden
Repeaters

Shanghai, China
CINs, Filters, TMAs

Taby, Sweden
NPI, R&D

Tallinn, Estonia
Antennas, Filters, Repeaters, TMA's

Wuxi, China
Antennas, TMAs, CINs

Heredia, Costa Rica
CINs, Filters, MCPAs, TMAs

At Powerwave, the measuring stick for evaluating acquisitions and investments, enhancing operations and green-lighting new R&D projects is simple: will this enable us to hit/sustain our targeted gross margins and enable us to achieve long-term operating profits. We saw this disciplined financial operating model pay off in 2005. Our acquisition and growth strategy increased our buying power and market position while enabling us to streamline our supply chain from over 300 suppliers to less than 180, driving out costs.

If You Deliver It, They [Profits] Will Come.

By Kevin T. Michaels
Chief Financial Officer


Total Assets (000's)
$363,017
$369,173
$466,257
$1,020,771
$1,130,250
$1,200,000
$800,000
$400,000
$0
2001
2002
2003
2004
2005

[illegible] internal manufacturing and outsourced manufacturing assets in order to deliver the best cost structure possible. We located a supply chain group near our major manufacturing resources in Asia, enabling them to coordinate more closely with our manufacturing and supply chain resources for better customer service while realizing greater efficiencies. In addition, Powerwave s innovative approach to designing and manufacturing solutions based on modular/common platforms has helped to lower costs while providing customers with increased flexibility and faster times to market.



From an operating standpoint, we are focused on obtaining profitable growth and delivering market leading performance to our shareholders. Throughout our worldwide organization, we remain focused on financial operating metrics, and our goal is to lead our industry in operating financial measures. The result of all these efforts is increased operational excellence in 2005 that directly impacted the bottom line:

- Gross profit margins of 25% for 2005
- Inventory turns of 8 times annualized – double our nearest competitor
- GAAP net income of $50.6 million or diluted EPS of 42 cents

Finally, our ability to integrate multiple acquisitions over the past 24 months while delivering improved operating margins, demonstrates the validity of Powerwave s financial operating model. For Shareholders, the result has been a strong cash position, a strong balance sheet and great bottom line performance. And that s just the beginning. What s Next in 2006 will be even more exciting!


Net Sales and Gross Profit (000's)
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2001
2002
2003
2004
2005
Net Sales
Gross Profit
Source: Powerwave


Powerwave

Powerwave multi-carrier amplifiers (MCPAs) can be used to upgrade existing base stations to handle new wireless services like video or streaming music for a fraction of the cost of conventional upgrade methods.

What's Past.
What's Next!

TIMELINE



April
2006
What s Next!
Tour Launch
SEP
2005
Acquired REMEC
Wireless Systems
Business
FEB
2005
Acquired Kaval
Wireless
Technologies, Inc.
JUNE
2003
Acquired Certain
Assets of
Ericsson Amplifier
Technologies,
Inc.
2001
Acquired
Toracomm Ltd.

A Look Back Down Memory Lane | 22 | YEARS

Go [Boldly]

Powerwave has accomplished a lot since our founding 22 years ago. And every accomplishment has been directed towards driving profitable, sustainable growth. What's down the road? In 2006, our "What's Next!" Tour travels the U.S. demonstrating leading innovations and breakthroughs to major customers and players in the wireless communications industry.



MAY 2004 Acquired LGP Allgon
OCT 1998 Acquired HP's RF Power Amplifier Business
DEC 1996 Initial Public Offering
JUNE 1996 Changed Name: Powerwave Technologies, Inc.
1995 Began Selling Multi-Carrier, Ultra-Linear RF Power Amplifiers
1993 Began Selling to the Air-to-Ground Market
1983 Founded as Milcom International, Inc.
April 2006 What's Next! Truck Tour Launch

Enhanced wireless services that allow people to enjoy photos, videos and music casts are driving demand for infrastructure improvements that fuel Powerwave's growth.

n thousands, except per share amounts	2005[1]	2004[2]	2003	2002	2001
SUMMARY OF OPERATIONS					
Net Sales	$ 825,078	$ 473,914	$ 239,069	$ 384,889	$ 300,293
ross Profit	205,608	105,921	16,215	62,782	29,786
perating Expenses:					
ales and Marketing	39,955	28,461	11,557	11,384	13,733
esearch and Development	61,032	47,188	38,928	33,087	34,750
eneral and Administrative	42,308	24,291	13,946	14,401	15,973
ntangible Asset Amortization	8,368	7,355	----	----	----
n-process Research and Development	350	23,450	----	----	----
estructuring and Impairment Charges	1,331	2,103	7,608	----	2,945
tal Operating Expenses	153,344	132,848	72,039	58,872	67,401
perating Income (Loss)	52,264	(26,927)	(55,824)	3,910	(37,615)
ther Income, net	1,615	118	2,394	1,963	5,565
come (Loss) before Income Taxes	53,879	(26,809)	(53,430)	5,873	(32,050)
et Income (Loss)	$ 50,646	$ (72,122)	$ (32,859)	$ 4,111	$ (20,512)
asic Earnings (Loss) per Share	$ 0.49	$ (0.80)	$ (0.51)	$ 0.06	$(0.33)
uted Earnings (Loss) per Share	$ 0.42	$ (0.80)	$ (0.51)	$ 0.06	$(0.33)
asic Weighted Average Common Shares	103,396	90,212	64,667	65,485	64,197
luted Weighted Average Common Shares	135,906	90,212	64,667	66,230	64,197
FINANCIAL POSITION:					
ash and Short-term Investments[3]	$ 237,521	$ 289,466	$ 260,528	$ 162,529	$ 123,171
orking Capital	384,743	344,132	280,245	218,504	186,255
tal Assets	1,130,250	1,020,771	466,257	369,173	363,017
ng-Term Debt	330,000	330,000	130,000	----	239
tal Shareholders' Equity	$ 581,261	$ 515,612	$ 271,037	$ 325,661	$ 316,235


Breakthrough
Year.
10

2005 financials

$ 447,422	$ 292,547	$ 100,231	$ 119,709	$ 60,331
[illegible]2,327	82,242	34,175	48,682	25,561
[illegible]	15,179	9,533	9,053	4,365
[illegible]	26,250	13,472	11,483	5,771
[illegible]	12,088	5,771	4,889	2,990
—	—	—	—	—
—	—	[illegible]	—	—
—	—	—	—	—
[illegible]	53,517	41,176	25,425	13,126
[illegible]	28,725	(7,001)	23,257	12,435
[illegible]	[illegible]	2,330	2,601	483
[illegible]	[illegible]	(4,671)	25,858	12,918
[illegible]5,653	$ 20,265	$ (2,966)	$ 16,191	$ 7,622
$ 0.75	$ 0.34	$ (0.06)	$ 0.32	$ 0.22
$ 0.71	$ 0.33	$ (0.06)	$ 0.31	$ 0.17
[illegible]	58,480	51,534	50,874	34,380
[illegible]	60,671	51,534	52,308	43,818
[illegible]	$ 76,671	$ 13,307	$ 67,433	$ 32,386
[illegible]	118,566	35,210	67,512	33,243
[illegible]	223,038	131,985	101,683	46,932
[illegible]	—	17,621	659	520
[illegible]	$ 169,779	$ 71,070	$ 75,480	$ 36,843





Powerwave's corporate headquarters is located in Santa Ana, California. Powerwave also has sales, support and manufacturing facilities located throughout the world, providing worldwide customer support to the wireless infrastructure marketplace. Powerwave is a global leader in providing end-to-end wireless communications solutions that are powering the next wave of growth in wireless.

Fiscal year 2005 includes the financial results of REMEC's Wireless Business beginning September 2005.

Fiscal year 2004 includes the financial results of LGP Allgon beginning May 2004 and a non-cash charge of $45.0 million [illegible] to the establishment of a full valuation allowance against our net U.S. deferred tax assets.

Includes restricted cash.

ORGANIZATION OF FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. This discussion contains forward-looking statements, the realization of which may be impacted by certain important factors including, but not limited to, those risk factors set forth under Item 1A – Risk Factors, within our Annual Report on Form 10-K for the fiscal year ended January 1, 2006.

Introduction and Overview

Powerwave is a global supplier of end-to-end wireless solutions for wireless communications networks. Our primary business consists of the design, manufacture, marketing and sale of products to improve coverage, capacity and data speed in wireless communication networks, including antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers and advanced coverage solutions. These products are utilized in major wireless networks throughout the world that support voice and data communications by use of cell phones and other wireless communication devices. We sell such products to both original equipment manufacturers, who incorporate our products into their proprietary base stations (which they then sell to wireless network operators), and directly to individual wireless network operators for deployment into their existing networks.

We also operate a contract manufacturing business under the trade name of "Arkivator." This business manufactures and sells advanced industrial components, primarily for the automotive and food industries, under contract manufacturing arrangements. This business accounted for approximately 5% of our revenues for fiscal 2005.

During the last five years, demand for wireless communications infrastructure equipment has fluctuated dramatically. While demand for wireless infrastructure was strong during 2005, in the past there have been significant slowdowns in capital spending by wireless network operators due to delays in the expected deployment of infrastructure equipment and financial difficulties on the part of the wireless network operators who were forced to consolidate and reduce spending to strengthen their balance sheets and improve their profitability. These changes had a significant negative impact on overall demand for wireless infrastructure products, and at various times, have directly reduced demand for our products and increased price competition within our industry which has in the past led to reductions in our revenues and contributed to our reported operating losses.

We believe that we have maintained our overall market share within the wireless communications infrastructure equipment market during this period. We continue to invest in the research and development of wireless communications network technology and the diversification of our product offerings, and we believe that we have one of our industry's leading product portfolios in terms of performance and features. We believe that our proprietary design technology is a further differentiator for our products.

During fiscal 2004, we focused on cost savings while we expanded our market opportunities, as evidenced by our acquisition of LGP Allgon. This acquisition involved the integration of two companies based in different countries that previously operated independently, which was a complex, costly and time-consuming process. We have implemented our plans to restructure and integrate LGP Allgon's operations, technology and personnel with ours. During fiscal 2005, we continued to focus on cost savings while we expanded our market opportunities, as evidenced by our acquisition of selected assets and liabilities of REMEC, Inc.'s Wireless Systems Business (the "REMEC Wireless Acquisition"). We believe the product offerings and customer relationships included as part of the REMEC Wireless Acquisition are highly complimentary with our products and that this acquisition has further strengthened our position in the global wireless infrastructure market and improved our ability to provide more complete end-to-end solutions for our customers' complex network requirements.

We measure our success by monitoring our net sales and gross margins, with a short-term goal of maintaining a positive operating cash flow while striving to achieve long-term operating profits. We believe that there continues to be long-term growth opportunities within the wireless communications infrastructure marketplace, and we are focused on positioning Powerwave to benefit from these long-term opportunities.

Critical Accounting Policies and Estimates

We prepare our condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information currently available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenue, expenses, assets and liabilities. The critical accounting policies that we believe are the most significant for purposes of fully understanding and evaluating our reported financial results include the following:

Management's Discussion and Analysis

Revenue Recognition

The majority of our revenue is derived from the sales of products. We recognize revenue from product sales at the time of shipment or delivery and passage of title depending upon the terms of the sale. We offer certain of our customers the right to return products within a limited time after delivery under specified circumstances. We monitor and track such product returns and record a provision for the estimated amount of such future returns based on historical experience and any notification we receive of pending returns. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past. Any significant increase in product returns could have a material adverse effect on our operating results for the period or periods in which such returns materialize.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history, the customer's credit worthiness and various other factors, as determined by our review of their credit information. We monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are highly concentrated in a small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse effect on the collectibility of our accounts receivable, our liquidity and our future operating results.

Inventories

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and on order and record a provision for excess and obsolete inventory and/or vendor cancellation charges related to purchase commitments. Depending on the product line, such provisions are established based on historical usage for the preceding twelve months, adjusted for known changes in demands for such products, or the estimated forecast of product demand and production requirements for the next twelve months. Our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. As demonstrated during the past three fiscal years, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize additional expense in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize additional gross profit at the time such inventory is sold. Although we make reasonable efforts to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a material effect on the value of our inventory and our reported operating results.

Income Taxes

We recognize current and deferred tax assets and liabilities, as well as the associated income statement benefit or expense, based on our reported operating results and the differences between the financial statement carrying values and the tax bases of assets and liabilities in each separate tax jurisdiction within which we conduct business. We do not provide deferred U.S. income taxes on undistributed earnings from certain foreign subsidiaries where we consider such earnings to be permanently reinvested. Given the global scope of our operations and the complexity of global tax and transfer pricing rules and regulations, it has become increasingly difficult to predict and thereafter realize our earnings within each tax jurisdiction. This has resulted in, and could continue to result in, significant fluctuations in our effective tax rate.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences within each taxing jurisdiction.

Goodwill, Intangible Assets and Long-Lived Assets

We record the assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recorded as goodwill. Because of the expertise required to value intangible assets and in-process research and development, we typically engage independent valuation specialists to assist us in determining those values. Valuation of intangible assets and in-process research and development entails significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete development projects, estimating future cash flows from product sales, developing appropriate discount rates, estimating probability rates for the successful completion of development projects, continuation of customer relationships and renewal of customer contracts, and approximating the useful lives of the intangible assets acquired. To the extent actual results differ from these estimates, our future results of operations may be affected.

We review the recoverability of the carrying value of goodwill on an annual basis or more frequently when an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. The determination of whether any potential impairment of goodwill exists is based upon a comparison of the fair value of a reporting unit to the accounting value of the underlying net assets of such reporting unit. To determine the fair value of a reporting unit, we utilize subjective valuations for the reporting unit based upon a discounted cash flow analysis. The discounted cash flow analysis is dependent upon a number of various factors including estimates of forecasted revenues and costs, appropriate discount rates and other variables. If the fair value of the reporting unit is less than the carrying value of the underlying net assets, goodwill is deemed impaired and an impairment loss is recorded to the extent that the carrying value of goodwill is less than the difference between the fair value of the reporting unit and the fair value of all its underlying identifiable assets and liabilities.

Purchased intangible assets with determinable useful lives are carried at cost less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, which generally range up to 6 years. We review the recoverability of the carrying value of identified intangibles and other long-lived assets, including fixed assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the forecasted undiscounted future net cash flows expected to result from the use of such asset and its eventual disposition. Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The actual cash flows realized from these assets may vary significantly from our estimates due to increased competition, changes in technology, fluctuations in demand, consolidation of our customers and reductions in average selling prices. If the carrying value of an asset is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair market value of the asset. While we do not believe that any of our intangible or other long-lived assets are currently impaired, any future impairment of such assets could have a material adverse affect on our financial position and results of operations.

Warranties

We offer warranties of various lengths to our customers depending upon the specific product and terms of the customer purchase agreement. Our standard warranties require us to repair or replace defective product returned to us during such warranty period at no cost to the customer. We record an estimate for standard warranty-related costs based on our actual historical return rates and repair costs at the time of the sale and update such estimate throughout the warranty period. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. We also have contractual commitments to various customers that require us to incur costs to repair an epidemic defect with respect to our products outside of our standard warranty period if such defect were to occur. Any costs related to epidemic defects are generally recorded at the time the epidemic defect becomes known to us and the costs of repair can be reasonably estimated. While we have not historically experienced significant costs related to epidemic defects, we cannot guarantee that we will not experience significant costs to repair epidemic defects in the future. A significant increase in product return rates, a significant increase in the costs to repair our products, or an unexpected epidemic defect in our products, could have a material adverse effect on our operating results during the period in which such returns or additional costs materialize.

Accruals for Restructuring and Impairment Charges

We recorded $1.3 million, $2.6 million and $15.5 million of restructuring and impairment charges during fiscal years 2005, 2004 and 2003, respectively. In connection with the REMEC Wireless Acquisition during the third quarter of fiscal 2005, we formulated and began to implement our plan to restructure and integrate the combined operations. We recognized $12.6 million as liabilities in connection with the acquisition for estimated restructuring and integration costs related to the consolidation of REMEC's Wireless operations, including severance and future lease obligations on excess facilities. The implementation of the restructuring and integration plan is in process and further actions are expected pending the further assessment of workforce and facility related requirements and certain product related decisions with respect to duplicate technology, product defects and inventory for which there will no longer be an active market for the combined company. Integration activities related to this restructuring plan are currently expected to continue through the fourth quarter of fiscal 2006. In addition, as a result of the acquisition of LGP Allgon in May 2004, we recorded $26.6 million of additional restructuring liabilities and asset write-downs under purchase accounting for expected integration and consolidation activities related to their operations. Integration activities related to this restructuring plan are currently expected to continue through the second quarter of fiscal 2006. These restructuring and impairment accruals related primarily to workforce reductions, consolidation of facilities, and the discontinuation of certain product lines, including the associated write-downs of inventory, manufacturing and test equipment, and certain intangible assets. Such accruals were based on estimates and assumptions made by management about matters which were uncertain at the time, including the timing and amount of sublease income that will be recovered on vacated property and the net realizable value of used equipment that is no longer needed in our continuing operations. While we used our best current estimates based on facts and circumstances available at the time to quantify these charges, different estimates could reasonably be used in the relevant periods to arrive at different accruals and/or the actual amounts incurred or recovered may be substantially different from the assumptions utilized, either of which could have a material impact on the presentation of our financial condition or results of operations for a given period. As a result, we periodically review the estimates and assumptions used and reflect the effects of those revisions in the period that they become known.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 123R, Share-Based Payment ("SFAS 123R"), a revision of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R requires the Company to, among other things, measure all employee stock-based compensation awards using a fair value method and record such expense in the Company's consolidated financial statements. This statement becomes effective for annual periods beginning after June 15, 2005. Adoption of the expensing requirements will reduce future reported earnings in a manner similar to that described in "Note 2. Summary of Significant Accounting Policies" under the heading "Stock-Based Compensation" in the "Notes to the Consolidated Financial Statements". In addition, SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. The Company adopted the provisions of SFAS 123R in the first quarter of 2006 and does not expect the impact on fiscal 2006 to be material.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 become effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have any impact on our consolidated financial statements.

In May 2005 the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 and SFAS No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted this Statement beginning January 1, 2006.

Results of Operations

The following table summarizes Powerwave's results of operations as a percentage of net sales for the years ended January 1, 2006, January 2, 2005, and December 28, 2003:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Net sales	100.0%	100.0%	100.0%
Cost of sales:			
Cost of goods	73.8	76.4	89.6
Intangible asset amortization	1.1	1.0	0.3
Restructuring and impairment charges	—	0.1	3.3
Acquired inventory incremental costs	0.2	0.1	—
Total cost of sales	75.1	77.6	93.2
Gross profit	24.9	22.4	6.8
Operating expenses:			
Sales and marketing	4.9	6.0	4.8
Research and development	7.4	10.0	16.3
General and administrative	5.1	5.1	5.8
Intangible asset amortization	1.0	1.6	—
In-process research and development	—	4.9	—
Restructuring and impairment charges	0.2	0.4	3.2
Total operating expenses	18.6	28.0	30.1
Operating income (loss)	6.3	(5.6)	(23.3)
Other income, net	0.2	—	1.0
Income (loss) before income taxes	6.5	(5.6)	(22.3)
Provision for (benefit from) income taxes	0.4	9.6	(8.6)
Net income (loss)	6.1%	(15.2)%	(13.7)%

Years ended January 1, 2006 and January 2, 2005

Net Sales

Our sales are derived primarily from the sale of wireless communications network products and coverage solutions, including antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers and advanced coverage solutions for use in cellular, PCS, and 3G wireless communications networks throughout the world. We also manufacture and sell advanced industrial components, primarily for the automotive and food industries, under contract manufacturing arrangements. Sales increased by 74% to $825.1 million for the year ended January 1, 2006, from $473.9 million, for the year ended January 2, 2005. This increase was primarily due to the impact of our acquisition of LGP Allgon during the second quarter of fiscal 2004 and our acquisition of selected assets and liabilities of REMEC Wireless Business in the third quarter of fiscal 2005. Fiscal 2005 includes the results of LGP Allgon for the entire period while fiscal 2004 only includes the results of LGP Allgon for May through December. Fiscal 2005 also includes the results of the REMEC Wireless Acquisition from September 2005 forward. Fiscal 2005 also benefited from increased demand for wireless infrastructure products particularly in the North America marketplace. During 2005, Cingular Wireless was the largest customer in North America, reflecting its multi-year GSM upgrade program and its initial build out of a UMTS system in North America.

Management's Discussion and Analysis

The following table presents an analysis of our net sales based upon business segment:

Segment	Fiscal Years Ended (in thousands) January 1, 2006		January 2, 2005	
Wireless communications	$ 784,330	95.1%	$ 448,867	94.7%
Contract manufacturing	40,748	4.9%	25,047	5.3%
Total sales	$ 825,078	100.0%	$ 473,914	100.0%

The contract manufacturing business segment was acquired in May 2004 as part of our purchase of LGP Allgon and operates under the name Arkivator.

The following table presents a further analysis of our sales within the wireless communications business segment based upon product group:

Wireless Communications Product Group	Fiscal Years Ended (in thousands) January 1, 2006		January 2, 2005	
Antenna systems	$ 246,220	31.4%	$ 110,991	24.7%
Base station subsystems	457,260	58.3%	277,521	61.8%
Coverage solutions	80,850	10.3%	60,355	13.5%
Total net sales	$ 784,330	100.0%	$ 448,867	100.0%

Antenna systems consist of base station antennas and tower-mounted amplifiers. Base station subsystems consist of products that are installed into or around the base station of wireless networks and include products such as boosters, combiners, filters and radio frequency power amplifiers. Coverage solutions consist primarily of repeaters and advanced coverage solutions. The increase in all three product groups during the fiscal year ended January 1, 2006 as compared to the fiscal year ended January 2, 2005 was a result of our acquisitions of both LGP Allgon and REMEC Wireless as well as increased demand for wireless infrastructure products which we believe is being driven by wireless network operators desire to improve the performance of their networks as well as their desire to upgrade wireless networks to offer next generation services.

We track the geographic location of our sales based upon the location of our customers to which our products are shipped. Since many of our customers purchase products from us at central locations and then reship the product with other base station equipment to locations throughout the world, we are unable to identify the final installation location of our products. The following table presents an analysis of our net sales based upon the geographic area to which a product was shipped:

Geographic Area	Fiscal Years Ended (in thousands) January 1, 2006		January 2, 2005	
Americas	$ 307,055	37.2%	$ 141,292	29.8%
Asia	76,303	9.2%	61,895	13.1%
Europe	433,770	52.6%	260,838	55.0%
Other international	7,950	1.0%	9,889	2.1%
Total net sales	$ 825,078	100.0%	$ 473,914	100.0%

Revenues in the Americas, Asia Pacific, and Europe locations increased during fiscal 2005 as compared to fiscal 2004 as a result of our acquisitions of LGP Allgon and REMEC Wireless as well as increased demand for wireless infrastructure products. Since wireless network infrastructure spending is dependent on individual network coverage and capacity demands, we do not believe that our revenue fluctuations for any geographic region are necessarily indicative of a predictable trend for our future revenues by geographic area.

For the year ended January 1, 2006, total sales to Cingular Wireless accounted for approximately 15% of sales and sales to Nokia each accounted for 10% or more of sales. For the year ended January 2, 2005, total sales to Nortel accounted for approximately 24% of sales and sales to Nokia accounted for 10% or more of sales. The decrease in the percentage of our sales to Nortel during fiscal 2005 is the result of our acquisitions, which substantially increased our total revenues and number of customers, as well as a reduction in demand for products purchased by Nortel. Notwithstanding the LGP Allgon and REMEC Wireless acquisitions, our business remains largely dependent upon the limited number of customers within the wireless communications market and we cannot guarantee that we will continue to be successful in attracting new customers or retaining or increasing business with our existing customers. As a result, our revenues could be significantly reduced if a large customer reduced its demand for our products.

A number of factors have caused delays and may cause future delays in new wireless infrastructure and upgrade deployment schedules throughout the world, including deployments in the United States, Europe, Asia, South America and other areas. In addition, a number of factors may cause original equipment manufacturers to alter their outsourcing strategy concerning certain wireless communications network products, which could cause such original equipment manufacturers to reduce or eliminate their demand for external supplies of such products or shift their demand to alternative suppliers or internal suppliers. Such factors include lower perceived internal manufacturing costs and competitive reasons to remain vertically integrated. Due to the possible uncertainties associated with wireless infrastructure deployments and original equipment manufacturer demand, we have experienced and expect to continue to experience significant fluctuations in demand from our original equipment manufacturer and network operator customers. Such fluctuations have caused and may continue to cause significant reductions in our revenues and/or operating results, which has adversely impacted and may continue to adversely impact our business, financial condition and results of operations.

Cost of Sales and Gross Profit

Our cost of sales includes both fixed and variable cost components and consists primarily of materials, assembly and test labor, overhead, which includes equipment and facility depreciation, transportation costs, warranty costs and amortization of product-related intangibles. Components of our fixed cost structure include test equipment and facility depreciation, purchasing and procurement expenses and quality assurance costs. Given the fixed nature of such costs, the absorption of our overhead costs into inventory decreases and the amount of overhead variances expensed to cost of sales increases as volumes decline since we have fewer units to absorb our overhead costs against. Conversely, the absorption of our overhead costs into inventory increases and the amount of overhead variances expensed to cost of sales decreases as volumes increase since we have more units to absorb our overhead costs against. As a result, our gross profit margins generally decrease as revenue and volumes decline due to lower sales volume and higher amounts of overhead variances expensed to cost of sales; and our gross profit margins generally increase as our revenue and volumes increase due to higher sales volume and lower amounts of overhead variances expensed to cost of sales.

The following table presents an analysis of our gross profit:

	Fiscal Years Ended (in thousands)			
	January 1, 2006		January 2, 2005	
Net sales	$ 825,078	100.0%	$ 473,914	100.0%
Cost of sales:				
Cost of goods	609,325	73.8%	361,995	76.4%
Intangible asset amortization	8,740	1.1%	4,615	1.0%
Restructuring and impairment charges	—	— %	506	0.1%
Acquired inventory incremental costs	1,405	0.2%	877	0.1%
Total cost of sales	619,470	75.1%	367,993	77.6%
Gross profit	$ 205,608	24.9%	$ 105,921	22.4%

Our gross profit margins improved during fiscal 2005 due to the increased revenue and cost savings realized from the integration of purchasing activities following our acquisition of LGP Allgon, as well as cost reductions realized from the relocation and consolidation of certain manufacturing activities to lower cost locations in Asia. This impact was slightly offset by increased amortization of product-related intangibles primarily acquired in connection with the acquisitions of LGP Allgon and REMEC Wireless.

Management's Discussion and Analysis

The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. Certain of our competitors have aggressively lowered prices in an attempt to gain market share. Due to these competitive pressures and the pressures of our customers to continually lower product costs, we expect that the average sales prices of our products will continue to decrease and negatively impact our gross margins. In addition, we have introduced new products at lower sales prices and these lower sales prices have impacted the average sales prices of our products. We have also reduced prices on our existing products in response to our competitors and customer demands. We currently expect that pricing pressures will remain strong in our industry. Future pricing actions by our competitors and us may adversely impact our gross profit margins and profitability, which could result in decreased liquidity and adversely affect our business, financial condition and results of operations.

We continue to strive for manufacturing and engineering cost reductions to offset pricing pressures on our products, as evidenced by our decision following the acquisition of LGP Allgon to consolidate our worldwide manufacturing operations and our plan to reduce manufacturing costs associated with our REMEC Wireless Acquisition. However, we cannot guarantee that these cost reduction, outsourcing or product redesign efforts will keep pace with price declines and cost increases. If we are unable to further reduce our costs through our manufacturing, outsourcing and/or engineering efforts, our gross margins and profitability will be adversely affected.

Operating Expenses

The following table presents a breakdown of our operating expenses by functional category and as a percentage of net sales:

	Fiscal Years Ended (in thousands)			
Operating Expenses	January 1, 2006		January 2, 2005	
Sales and marketing	$ 39,955	4.9%	$ 28,461	6.0%
Research and development	61,032	7.4%	47,188	10.0%
General and administrative	42,308	5.1%	24,291	5.1%
Intangible asset amortization	8,368	1.0%	7,355	1.6%
In-process research and development	350	— %	23,450	4.9%
Restructuring and impairment charges	1,331	0.2%	2,103	0.4%
Total operating expenses	$ 153,344	18.6%	$ 132,848	28.0%

Sales and marketing expenses consist primarily of sales salaries and commissions, travel expenses, charges for customer demonstration units and trade show expenses. Sales and marketing expenses increased by $11.5 million, or 40.4%, during fiscal 2005 as compared to fiscal 2004. The increase resulted from our acquisitions of LGP Allgon and REMEC Wireless, as well as increased revenues and the associated increase in commission payments and accruals for incentive payments earned under our incentive bonus programs that are payable as a result of our improved profitability. These were slightly offset by consolidation and cost reduction activities associated with both our major acquisitions.

Research and development expenses consist of ongoing product design and development expenses as well as design expenses associated with reducing the cost and improving the manufacturability of existing products. Current programs include antennas, base station subsystems including radio frequency power amplifiers and coverage solution products. Research and development expenses can fluctuate dramatically from period to period depending on numerous factors including new product introduction schedules, prototype developments and hiring patterns. Research and development expenses increased by $13.8 million, or 29.3%, during fiscal 2005 as compared to fiscal 2004. This increase is due to our acquisitions of LGP Allgon and REMEC Wireless, which significantly increased the number of people working in our research and development area as well as increased the number of product areas within which such work is undertaken in, as well as accruals for incentive payments earned under our incentive bonus programs that are payable as a result of our improved profitability. This increase was partially offset by savings realized as part of our integration activities from personnel reductions and facility consolidations

General and administrative expenses consist primarily of salaries and other expenses for management, finance, information systems, facilities and human resources. General and administrative expenses increased $18.0 million, or 74.2%, during fiscal 2005 as compared to fiscal 2004. This increase was due to our acquisitions of LGP Allgon and REMEC Wireless, which added multiple operating locations. We incurred $2.5 million of costs associated with documentation and testing of our internal controls over financial reporting as part of our Sarbanes-Oxley compliance efforts. In addition, fiscal 2005 included accruals for incentive payments earned under our incentive bonus programs that are payable as a result of our improved profitability.

Amortization of customer-related intangibles, primarily from the LGP Allgon and REMEC Wireless acquisitions, amounted to $8.4 million for fiscal 2005, compared to $7.4 million for fiscal 2004. There were no in-process research and development expenses associated with the REMEC Wireless Acquisition. We recorded a one-time charge of $0.4 million in fiscal 2005 for purchased in-process research and development that was expensed upon completion of the Kaval acquisition, compared to $23.5 million in fiscal 2004 that was expensed upon completion of the LGP Allgon acquisition. These charges related to certain product development activities that had not reached technological feasibility such that successful development was uncertain and no future alternative uses existed.

Other Income, net

The following table presents a breakdown of other income, net:

	Fiscal Years Ended (in thousands)			
	January 1, 2006		January 2, 2005	
Interest income	$ 7,644	0.9%	$ 2,920	0.7%
Interest expense	(7,719)	(0.9)%	(3,861)	(0.7)%
Foreign currency gain, net	393	— %	394	— %
Other income	1,297	0.2%	665	— %
Total other income	$ 1,615	0.2%	$ 118	— %

Other income, net consists primarily of interest income, less interest expense. Interest income increased by $4.7 million during fiscal 2005 primarily due to increased cash balances following the issuance of our 1.875% subordinated convertible notes in November 2004 and increased short-term interest rates as compared to 2004. This was offset by $3.9 million of additional interest expense during fiscal 2005 primarily due to the interest expense associated with such subordinated convertible notes. While our foreign currency gains were flat year to year, we cannot predict future foreign exchange gains or losses. Since a majority of our revenues are earned outside the United States, we are subject to significant foreign currency impacts and our results can be significantly impacted by such changes.

Provision for Income Taxes

Our effective tax rate differs from the U.S. federal statutory tax rate of 35% primarily due to the utilization of domestic net operating loss carryforwards that were fully reserved in the fourth quarter of 2004 and the geographic distribution of our income, which is taxed at various rates depending upon the country where such earnings are reported, as well as the impact of state taxes on U.S. domestic operations. We recorded a $3.2 million tax provision during fiscal 2005 as compared to a $45.3 million tax provision for fiscal 2004. The fiscal 2004 provision was due primarily from the establishment of a full valuation allowance against our net U.S. deferred tax assets. Given the global scope of our operations and the difficulty in predicting our earnings in each tax jurisdiction, we expect that our effective tax rate will fluctuate in the future.

Management's Discussion and Analysis

Net Income (Loss)

The following table presents a reconciliation of operating income (loss) to net income (loss):

	Fiscal Years Ended (in thousands)	
	January 1, 2006	January 2, 2005
Operating income (loss)	$ 52,264	$ (26,927)
Other income, net	1,615	118
Income (loss) before income taxes	53,879	(26,809)
Provision for income taxes	3,233	45,313
Net income (loss)	$ 50,646	$ (72,122)

The net income for the year ended January 1, 2006 was $50.6 million compared to net loss of $72.1 million for the year ended January 2, 2005. The increase in net income for fiscal 2005 as compared to fiscal 2004 was primarily due to our larger revenues and manufacturing cost savings which generated larger gross profits which resulted in significant operating income, and thereby net income. Fiscal 2004 was negatively impacted by our recording of a non-cash charge of $45.0 million to establish a full valuation allowance against our net U.S. deferred tax assets as well as the in-process research and development charge and increased amortization of purchased intangibles resulting from the LGP Allgon acquisition in fiscal 2004. In addition, the results for fiscal 2004 included $25.5 million of in-process research and development and restructuring and impairment charges.

Years ended January 2, 2005 and December 28, 2003

Net Sales

For fiscal years 2003 and the first half of 2004, our sales were derived primarily from the sale of radio frequency power amplifiers for use in wireless communications networks. Sales increased by 98% to $473.9 million, for the year ended January 2, 2005, from $239.1 million, for the year ended December 28, 2003. This increase was primarily due to our acquisition of LGP Allgon which was included in our results from May 2004 forward.

The following table presents an analysis of our net sales based upon the geographic area to which a product was shipped:

	Fiscal Years Ended (in thousands)			
Geographic Area	January 2, 2005		December 28, 2003	
Americas	$ 141,292	29.8%	$ 128,350	53.7%
Asia	61,895	13.1%	31,974	13.4%
Europe and other international	270,727	57.1%	78,745	32.9%
Total net sales	$ 473,914	100.0%	$ 239,069	100.0%

Revenues in the Americas, Asia Pacific and Europe and other international locations increased in fiscal 2004 as compared to fiscal 2003 primarily as a result of our acquisition of LGP Allgon. The significant growth in our European revenues is due to the significant percentage of LGP Allgon revenues generated in Europe, as this company was headquartered in Sweden. Since wireless network infrastructure spending is dependent on individual network coverage and capacity demands during the year, we do not believe that our revenue fluctuations for any geographic region are necessarily indicative of a predictable trend for our future revenues by geographic area.

For the year ended January 2, 2005, total sales to Nortel accounted for approximately 24% of sales and sales to Nokia accounted for 10% or more of sales for such period. For the year ended December 28, 2003, total sales to Nortel accounted for approximately 57% of sales and sales to Nokia accounted for 10% or more of sales. Our business is dependent upon a limited number of customers and we cannot guarantee that we will continue to be successful in attracting new customers or retaining or increasing business with our existing customers. Notwithstanding the acquisition of LGP Allgon, our business remains largely dependent upon the limited number of customers within the wireless communications market and we cannot guarantee that we will continue to be successful in attracting new customers or retaining or increasing business with our existing customers.

Cost of Sales and Gross Profit

The following table presents an analysis of our gross profit:

	Fiscal Years Ended (in thousands)			
	January 2, 2005		December 28, 2003	
Net sales	$ 473,914	100.0%	$ 239,069	100.0%
Cost of sales:				
Cost of goods	362,872	76.5%	214,247	89.6%
Intangible asset amortization	4,615	1.0%	756	0.3%
Restructuring and impairment charges	506	0.1%	7,851	3.3%
Total cost of sales	367,993	77.6%	222,854	93.2%
Gross profit	$ 105,921	22.4%	$ 16,215	6.8%

Our gross profit margins were favorably impacted during fiscal 2004 by the increased revenue from the enlarged product portfolio and initial cost savings realized from the integration of purchasing activities following our acquisition of LGP Allgon, as well as the initial cost savings realized from the consolidation of LGP Allgon manufacturing activities. In addition, we realized cost savings from the outsourcing of the production of our radio frequency power amplifier products to contract manufacturers during fiscal 2003. This impact was slightly offset by increased amortization of product-related intangibles primarily acquired in connection with the acquisition of LGP Allgon as well as additional overhead costs associated with the LGP Allgon manufacturing facilities. During the fiscal year ended January 2, 2005, we recorded restructuring and impairment charges within cost of sales of approximately $0.5 million primarily related to severance costs resulting from the rationalization of Powerwave operations as part of our integration plans with LGP Allgon. This compares to restructuring and impairment charges of $7.9 million during the fiscal year ended December 28, 2003, primarily related to the outsourcing of our radio frequency power amplifier manufacturing operations and new product introductions that accelerated the timing of certain technology transitions. See "Note 9. Restructuring and Impairment Charges" in the "Notes to Consolidated Financial Statements" for additional information.

Operating Expenses

The following table presents a breakdown of our operating expenses by functional category and as a percentage of net sales:

	Fiscal Years Ended (in thousands)			
	January 2, 2005		December 28, 2003	
Sales and marketing	$ 28,461	6.0%	$ 11,557	4.8%
Research and development	47,188	10.0%	38,928	16.3%
General and administrative	24,291	5.1%	13,946	5.8%
Intangible asset amortization	7,355	1.6%	—	—
In-process research and development	23,450	4.9%	—	—
Restructuring and impairment charges	2,103	0.4%	7,608	3.2%
Total operating expenses	$ 132,848	28.0%	$ 72,039	30.1%

Sales and marketing expenses increased by $16.9 million, or 146.3%, during fiscal 2004 as compared to fiscal 2003 primarily as a result of our acquisition to LGP Allgon, as well as higher personnel costs and professional fees. The acquisition of LGP Allgon added approximately 54 people to our sales and marketing groups which represented an approximate 125% increase over our previous staffing levels.

Management's Discussion and Analysis

Research and development expenses increased by $8.3 million, or 21.2%, during fiscal 2004 as compared to fiscal 2003. This increase is primarily attributable to our acquisition of LGP Allgon which resulted in the addition of approximately 223 people to our research and development groups, nearly doubling these resources. This increase was partially offset by a decrease in material costs related to prototype and pre-production builds for new product introductions and personnel reductions as part of our consolidation activities.

General and administrative expenses increased by $10.3 million, or 74.2%, during fiscal 2004. Approximately 25% of this increase was due to increased personnel costs and professional fees incurred by the legacy Powerwave operations. The remaining increase was a result of our acquisition of LGP Allgon and increased facility personnel costs and professional fees. Approximately 106 people were added to our general and administrative groups as part of the LGP Allgon acquisition. Additional personnel expenses associated with LGP Allgon were approximately $5.5 million and additional depreciation was approximately $1.5 million.

Amortization of customer-related intangibles acquired in the LGP Allgon acquisition amounted to $7.4 million for fiscal 2004, compared to no such charges during fiscal 2003. We also recorded a one-time charge of $23.5 million for purchased in-process research and development that was expensed upon completion of the LGP Allgon acquisition. This charge related to certain product development activities of LGP Allgon that had not reached technological feasibility such that successful development was uncertain and no future alternative uses existed. No similar in-process research and development charges were recorded in fiscal 2003. See "Note 17. Acquisitions" of the "Notes to Consolidated Financial Statements" for a discussion of in-process research and development expenses.

Restructuring and impairment charges amounted to $2.1 million during fiscal 2004 compared to $7.6 million during fiscal 2003. The charges recorded during fiscal 2004 related primarily to the rationalization of Powerwave operations as part of our integration plans with LGP Allgon, including workforce reductions and facility consolidations. The charges recorded during fiscal 2003 related primarily to workforce reductions and the write-down of excess equipment related to the outsourcing of our radio frequency power amplifier manufacturing operations, as well as the write-down of goodwill and certain customer-related intangibles. See "Note 5. Goodwill" and "Note 9. Restructuring and Impairment Charges" in the "Notes to Consolidated Financial Statements" for additional information.

Other Income, net

The following table presents a breakdown of other income, net:

	Fiscal Years Ended (in thousands)			
	January 2, 2005		December 28, 2003	
Interest income	$ 2,920	0.7 %	$ 2,425	1.0 %
Interest expense	(3,861)	(0.7)%	(1,162)	(0.5)%
Foreign currency gain, net	394	— %	33	— %
Other income	665	— %	1,098	0.5 %
Total other income	$ 118	— %	$ 2,394	1.0 %

Other income, net, decreased to $0.1 million for the year ended January 2, 2005, from $2.4 million during the year ended December 28, 2003. The decrease in other income, net, for fiscal 2004 was primarily due to a full year of interest expense associated with our 1.25% subordinated convertible notes issued in July 2003 and interest expense associated with our 1.875% subordinated convertible notes issued in November 2004.

Provision for (Benefit from) Income Taxes

We recorded a $45.3 million tax provision resulting primarily from the establishment of a full valuation allowance against our net U.S deferred tax assets during the year ended January 2, 2005. We recorded a tax benefit of 38.5% for the year ended December 28, 2003. Our effective tax rate differs from the U.S federal statutory rate of 35% primarily due to the impact of state taxes on domestic operations, foreign taxes on international operations and the change in valuation allowance.

Net Loss

The following table presents a reconciliation of operating loss to net loss:

	Fiscal Years Ended (in thousands)	
	January 2, 2005	December 28, 2003
Operating loss	$ (26,927)	$ (55,824)
Other income, net	118	2,394
Loss before income taxes	(26,809)	(53,430)
Provision for (benefit from) income taxes	45,313	(20,571)
Net loss	$ (72,122)	$ (32,859)

The net loss for the year ended January 2, 2005 was $72.1 million compared to net loss of $32.9 million for the year ended December 28, 2003. The net loss for fiscal 2004 was higher than the net loss for fiscal 2003 primarily due to our recording of a non-cash charge of $45.0 million to establish a full valuation allowance against our net U.S. deferred tax assets as well as the in-process research and development charge and increased amortization of purchased intangibles resulting from the LGP Allgon acquisition. For fiscal year 2004, our improved operating performance was largely due to cost reduction activities such as the outsourcing of manufacturing operations to Asia taken during fiscal year 2003, and the realization of cost synergies from the consolidation of LGP Allgon manufacturing activities. The significant increase in overall revenue due to the LGP Allgon acquisition also contributed to the improved performance.

Restructuring and Impairment Charges

Integration of REMEC's Wireless Systems Business

In connection with the REMEC Wireless Acquisition during the third quarter of fiscal 2005, we formulated and began to implement our plan to restructure and integrate the combined operations. As a result, we recorded restructuring charges related to our operations of approximately $0.4 million during the year ended January 1, 2006. These charges are included in restructuring and impairment charges within operating expenses in the accompanying condensed consolidated statement of operations. Additionally, we recognized $12.6 million as liabilities in connection with the acquisition for estimated restructuring and integration costs related to the consolidation of REMEC's Wireless operations, including severance and future lease obligations on excess facilities. These estimated costs were included in the allocation of the purchase consideration and resulted in additional goodwill pursuant to EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The implementation of the restructuring and integration plan is in its initial stages and further actions are expected pending the further assessment of workforce and facility related requirements and certain product related decisions with respect to duplicate technology, product defects and inventory for which there will no longer be an active market for the combined company. Integration activities related to this restructuring plan are currently expected to continue through the fourth quarter of fiscal 2006.

Integration with LGP Allgon

In connection with our acquisition of LGP Allgon during the second quarter of fiscal 2004, we formulated and began to implement our plan to restructure and integrate LGP Allgon's operations with Powerwave's operations. As a result, we recorded a restructuring charge related to Powerwave's legacy operations of approximately $2.6 million during fiscal 2004 and $0.9 million during fiscal 2005 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. In fiscal 2004, this amount included approximately $2.2 million in connection with workforce reductions of approximately 118 employees at various Powerwave operating locations and $0.4 million in connection with certain impaired equipment. In fiscal 2005, this amount included approximately $0.9 million of future lease obligations on excess facilities. Based on the job classification of the impacted employees or the characterization of the underlying assets and lease expenses, approximately $0.5 million of this restructuring charge was recorded in cost of sales in fiscal 2004 and approximately $2.1 million and $0.9 million in fiscal 2004 and 2005, respectively were recorded in operating expenses. During fiscal 2005, we finalized our restructuring and integration plan with respect to the consolidation of LGP Allgon's legacy operations and recorded an additional $3.7 million in restructuring costs related to additional workforce reductions and facility closures, bringing the total costs recognized as liabilities and additional asset fair value adjustments related to such restructuring and integration plan to $26.6 million. These estimated costs were included in the allocation of the purchase price and resulted in additional goodwill pursuant to EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Integration activities related to this restructuring plan are currently expected to continue through the second quarter of fiscal 2006.

Liquidity and Capital Resources

We have historically financed our operations through a combination of cash on hand, cash provided from operations, equipment lease financings, available borrowings under bank lines of credit, private debt placements and both private and public equity offerings. Our principal sources of liquidity consist of existing cash balances, short-term investments and funds expected to be generated from future operations. As of January 1, 2006, we had working capital of $384.6 million, including $232.5 million in unrestricted cash and cash equivalents, as compared to working capital of $344.1 million at January 2, 2005, which included $282.7 million in unrestricted cash, cash equivalents and short-term investments. We currently invest our excess cash in short-term, investment-grade, money-market instruments with maturities of three months or less. We typically hold such investments until maturity and then reinvest the proceeds in similar money market instruments. We believe that all of our cash investments would be readily available to us should the need arise.

Cash Flows

The following table summarizes Powerwave's cash flows for the years ended January 1, 2006 and January 2, 2005:

	Fiscal Years Ended (in thousands)	
	January 1, 2006	January 2, 2005
Net cash provided by (used in):		
Operating activities	$ 12,057	$ (13,742)
Investing activities, including acquisitions	64,806	(148,614)
Financing activities	9,158	127,468
Effect of foreign currency translation	(953)	2,486
Net increase (decrease) in cash and cash equivalents	$ 85,068	$ (32,402)

Net cash provided by operations during fiscal 2005 was $12.1 million as compared to $13.7 million of net cash used in operations during fiscal 2004. The increase in cash provided by operations during fiscal 2005 is primarily due to our improved profitability in 2005, which was partially offset by higher accounts receivable related to our increased revenues.

Net cash provided by investing activities during fiscal 2005 was $64.8 million as compared to net cash used in investing activities of $148.6 million during fiscal 2004. The increase of $213.4 million primarily related to maturities of short-term investments of $135.2 million during fiscal 2005 as compared to investments in marketable securities of $55.1 million during fiscal 2004. At the end of fiscal 2004, we ceased doing investments in auction rate securities since they are viewed as investments with beyond 3 months maturities, therefore maturing all short-term investments. During fiscal 2004, we incurred net acquisition costs of $88.5 million related to the LGP Allgon acquisition and the purchase of shares of LGP Allgon for cash. In addition, we generated $4.5 million in proceeds from the disposition of certain assets held for sale that were acquired in the LGP Allgon acquisition and spent $48.5 million for the Kaval and the REMEC Wireless acquisitions during fiscal 2005. Total capital expenditures during fiscal 2005 and fiscal 2004 were approximately $29.6 million and $12.7 million, respectively. The majority of the capital spending during such periods related to computer hardware and test equipment utilized in our manufacturing and research and development areas. The increase in capital spending in 2005 is largely related to additional manufacturing equipment purchased for our Arkivator subsidiary.

The $9.2 million in net cash provided by financing activities during fiscal 2005 as compared to the $127.5 million in net cash provided by financing activities during fiscal 2004, was primarily proceeds from the issuance of our Common Stock under our employee stock option programs and our Employee Stock Purchase Plan during 2005. The amounts in 2004 resulted primarily from our November 2004 issuance of $200.0 million of 1.875% convertible subordinated notes due November 2024, offset by the simultaneous repurchase of $40.0 million of our Common Stock and the repayment of $33.1 million of debt assumed from LGP Allgon.

We currently believe that our existing cash balances and funds expected to be generated from operations will provide us with sufficient funds to finance our current operations for at least the next twelve months. Our principal source of liquidity consists of our existing cash balances. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand and cash provided by operations. Our ability to increase revenues and generate profits is subject to numerous risks and uncertainties, and any significant decrease in our revenues or profitability would reduce our operating cash flows and erode our existing cash balances. No assurances can be given that we will be able to generate positive operating cash flows in the future or maintain and/or grow our existing cash balances.

Financing Activities

We currently do not have a committed credit facility. We continue to evaluate our long-term financing needs and may decide in the future to negotiate a new credit agreement. However, we cannot guarantee that we will be able to establish a new credit agreement on terms acceptable to us. Currently, due to our cash balances, we do not believe that we require a credit line to finance our operations.

Effective November 10, 2004, we completed the private placement of $200.0 million aggregate principal amount of convertible subordinated notes due November 2024 to Deutsche Bank Securities, Inc. and raised approximately $154.2 million in net proceeds after the deduction of debt issuance costs and the repurchase of $40.0 million or 5,050,505 shares of our Common Stock. The notes are convertible into the Common Stock of Powerwave at a conversion price of $11.09 per share and accrue interest at an annual rate of 1.875%. The notes mature in 2024. Powerwave may redeem the notes beginning on November 21, 2009 until November 20, 2010 and on or after November 21, 2010 until November 20, 2011, if the closing price of Powerwave's Common Stock is more than $17.74 and $14.42, respectively, for at least 20 trading days within a 30 consecutive trading day period. The notes may be redeemed by Powerwave at any time after November 21, 2011. Holders of the notes may require Powerwave to repurchase all or a portion of their notes for cash on November 15, 2011, 2014 and 2019 at 100% of the principal amount of the notes, plus accrued and unpaid interest up to but not including the date of such repurchase.

On occasion, we have previously utilized both operating and capital lease financing for certain equipment purchases used in our manufacturing and research and development operations and may selectively continue to do so in the future. We may require additional funds in the future to support our working capital requirements or for other purposes such as acquisitions, and we may seek to raise such additional funds through the sale of public or private equity and/or debt financings, as well as from other sources. Our ability to secure additional financing or sources of funding is dependent upon our financial performance, credit rating and the market price for our Common Stock, which are both directly impacted by our ability to grow revenues and generate profits. We can make no guarantees that we will be able to obtain additional financing or secure new financing arrangements in the future. If our operating performance was to deteriorate and our cash balances were to be significantly reduced, we would likely encounter more difficult environment in terms of raising additional funding to support our business.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of conventional operating leases, purchase commitments and other commitments arising in the normal course of business, as further discussed below under "Contractual Obligations and Commercial Commitments." As of January 1, 2006, we did not have any other relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commercial Commitments

We incur various contractual obligations and commercial commitments in our normal course of business. Such obligations and commitments consist primarily of the following:

Long-Term Debt

At January 1, 2006, we had $330.0 million of long-term debt, consisting of our outstanding $130.0 million 1.25% convertible subordinated notes due July 2008 and our $200.0 million 1.875% convertible subordinated notes due November 2024. These notes are convertible into shares of our Common Stock at the option of the holder. See "Note 10. Financing Arrangements and Long-Term Debt" in the "Notes to Consolidated Financial Statements" for additional information.

Capital Lease Obligations

Our current outstanding capital lease obligations of $1.0 million relate primarily to manufacturing and test equipment and are included as part of other current and non-current liabilities within our consolidated balance sheet.

Operating Lease Obligations

We have various operating leases covering vehicles, equipment, facilities and sales offices located throughout the world.

Purchase Commitments with Contract Manufacturers

We generally issue purchase orders to our contract manufacturers with delivery dates from four to six weeks from the purchase order date. In addition, we regularly provide such contract manufacturers with rolling six-month forecasts of material and finished goods requirements for planning and long-lead time parts procurement purposes only. We are committed to accept delivery of materials pursuant to our purchase orders subject to various contract provisions which allow us to delay receipt of such orders or cancel orders beyond certain agreed lead times. Such cancellations may or may not result in cancellation costs payable by us. In the past, we have been required to take delivery of materials from our suppliers that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material. If we are unable to adequately manage our contract manufacturers and adjust such commitments for changes in demand, we may incur additional inventory expenses related to excess and obsolete inventory. Such expenses could have a material adverse effect on our business, financial condition and results of operations.

Other Commitments

We also incur various purchase obligations with other vendors and suppliers for the purchase of inventory, as well as other goods and services, in the normal course of business. These obligations are generally evidenced by purchase orders with delivery dates from four to six weeks from the purchase order date, and in certain cases, supply agreements that contain the terms and conditions associated with these purchase arrangements. We are committed to accept delivery of such materials pursuant to such purchase orders subject to various contract provisions which allow us to delay receipt of such orders or cancel orders beyond certain agreed lead times. Such cancellations may or may not result in cancellation costs payable by us. In the past, we have been required to take delivery of materials from our suppliers that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material. If we are not able to adequately manage our supply chain and adjust such commitments for changes in demand, we may incur additional inventory expenses related to excess and obsolete inventory. Such expenses could have a material adverse effect on our business, financial condition and results of operations.

We have initiated compulsory acquisition proceedings under Swedish law to acquire the remaining outstanding common shares of LGP Allgon that were not tendered in our exchange offer. We currently expect to pay approximately $4.6 million as additional purchase price related to such proceedings within the next twelve months.

Guarantees Under Letters of Credit

We occasionally issue guarantees for certain contingent liabilities under various contractual arrangements, including customer contracts, self-insured retentions under certain insurance policies, and governmental value-added tax compliance programs. These guarantees normally take the form of standby letters of credit issued by our bank that may be secured by cash deposits or pledges, or performance bonds issued by an insurance company.

As of January 1, 2006, expected future cash payments related to contractual obligations and commercial commitments were as follows:

	Payments Due by Period (in thousands)				
	Less than 1 Year	1-3 Years	3-5 Years	Thereafter	Total
Short-term and long-term debt (including interest)	$ 5,375	$ 10,750	$ 137,500	$ 252,500	$ 406,125
Capital lease obligations	945	33	—	—	978
Operating lease obligations	6,962	8,672	2,885	4,142	22,661
Purchase commitments with contract manufacturers	84,187	—	—	—	84,187
Other purchase commitments	55,513	—	—	—	55,513
Total contractual obligations and commercial commitments	$ 152,982	$ 19,455	$ 140,385	$ 256,642	$ 569,464

We believe that our existing cash balances and funds expected to be generated from future operations will be sufficient to satisfy these contractual obligations and commercial commitments and that the ultimate payments associated with these commitments will not have a material adverse effect on our liquidity position.

Disclosure About Stock Option Plans

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. The program consists of six separate plans: one under which non-employee directors may be granted options to purchase shares of stock and five broad-based plans under which options may be granted to all employees, including officers. The sixth plan provides for both option grants and stock based awards including restricted stock awards. Options granted under these plans expire either 5 or 10 years from the grant date and generally vest over two to four years.

All stock option grants and awards to our executive officers and vice presidents are made after a review by, and with the approval of, either the Compensation Committee of the Board of Directors or the entire Board of Directors. All members of the Compensation Committee are independent directors, as defined in the applicable rules for issuers traded on the Nasdaq Stock Market. Our executive officers include Bruce C. Edwards, Executive Chairman of the Board, Ronald J. Buschur, President and Chief Executive Officer; Kevin T. Michaels, Chief Financial Officer and Secretary; Robert J. Legendre, Senior Vice President, Global Operations; and Gregory K. Gaines, Vice President, Global Sales and Marketing. See the "Compensation Committee Report On Executive Compensation" appearing in the Company's Annual Proxy Statement for further information concerning the policies and procedures of the Company and the Compensation Committee regarding the use of stock options.

During the year ended January 1, 2006, we granted options to purchase a total of 660,300 shares of Common Stock to employees. After deducting 1,133,716 shares for options forfeited, the result was net option forfeitures of 473,416. Net option forfeitures during the year represented 0.4% of our total outstanding common shares of 111,138,351 as of January 1, 2006. The following table summarizes the net stock option grants to our employees, directors and executive officers during the three most recent fiscal periods:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Net grants (forfeitures) during the period as a % of total outstanding common shares	(0.4)%	0.2%	(0.5)%
Grants to executive officers during the period as a % of total options granted during the period	—%	46.8%	18.0%
Grants to executive officers during the period as a % of total outstanding common shares	—%	0.8%	0.4%
Cumulative options held by executive officers as a % of total options outstanding	30.5%	26.7%	16.1%

Management's Discussion and Analysis

At January 1, 2006, a total of 9,481,459 options were available for grant under all of our option plans and a total of 125,871 shares of Common Stock were held in escrow to cover all remaining exercises under the 1995 Stock Option Plan. See "Note 13. Stock Option Plans" in the "Notes to Consolidated Financial Statements" for additional information regarding the 1995 Stock Option Plan.

The following table summarizes outstanding stock options that are "in-the-money" and "out-of the-money" as of January 1, 2006. For purposes of this table, in-the-money stock options are those options with an exercise price less than $12.57 per share, the closing price of Powerwave Common Stock on December 30, 2005, the last trading day of the fiscal year, and out-of-the-money stock options are stock options with an exercise price greater than or equal to the $12.57 per share closing price. In addition, at January 1, 2006, there were a total of 200,000 shares of restricted common stock awards outstanding.

	Exercisable		Unexercisable		
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Total Shares
In-the-Money	3,840,621	$ 7.06	1,978,157	$ 6.79	5,818,778
Out-of-the-Money	1,212,845	$ 27.99	111,100	$ 12.86	1,323,945
Total Options Outstanding	5,053,466	$12.08	2,089,257	$ 7.11	7,142,723

For additional information regarding the stock options granted to and exercised by executive officers during fiscal 2005, see Powerwave's Proxy Statement for its 2006 Annual Meeting of Shareholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, capital leases and long-term debt. At January 1, 2006, the carrying values of our financial instruments approximated their fair values based upon current market prices and rates.

We are exposed to a number of market risks in the ordinary course of business. These risks, which include foreign currency risk, interest rate risk and commodity price risk, arise in the normal course of business rather than from trading. We have examined our exposures to these risks and have concluded that all of our exposures in these areas have the potential to have an impact on fair values, cash flows or earnings.

Foreign Currency Risk

Our international operations represent a substantial portion of our operating results and asset base. We maintain various operations in multiple foreign locations including Brazil, China, Costa Rica, Estonia, Finland, France, Germany, Philippines, Singapore, Sweden and the United Kingdom. These international operations generally incur local operating costs and generate third party revenues in currencies other than the U.S. Dollar. Such foreign currency revenues and expenses expose us to foreign currency risk and give rise to foreign exchange gains and losses.

We regularly pursue new customers in various international locations where new deployments or upgrades to existing wireless communication networks are planned. As a result, a significant portion of our revenues are derived from international sources, with our international customers accounting for approximately 64% of our net sales during fiscal 2005, 71% of our fiscal 2004 net sales, and 46% of our fiscal 2003 net sales. Such international sources include Europe, Asia and South America, where there has been historical volatility in several of the regions' currencies. Although we currently invoice a large percentage of our international customers in U.S. Dollars, changes in the value of the U.S. Dollar versus the local currency in which our products are sold exposes us to foreign currency risk in several ways, including the weakening of an international customer's local currency and banking market that may negatively impact such customer's ability to meet their payment obligations to us. In addition, certain of our international customers require that we transact business with them in their own local currency, regardless of the location of our operations, which also exposes us to foreign currency risk. As we sell products or services in foreign currencies, we are many times required to convert the payments received into U.S. Dollars or utilize such foreign currencies as payments for expenses of our business, which gives rise to foreign exchange gains and losses. Given the uncertainty as to when and what specific foreign currencies we may be required or decide to accept as payment from our international customers, we cannot predict the ultimate impact that such a decision would have on our business, gross margins and results of operations.

The functional currencies of our subsidiaries in Sweden and Estonia and one of our subsidiaries in China are their local currencies. We maintain intercompany loan balances denominated in U.S. Dollars with these subsidiaries. As such, a change in the value of the local currency to the U.S. Dollar gives rise to foreign exchange gains and losses in our consolidated results of operations or cash flows.

While we monitor our foreign currency exposures, we do not currently maintain an active foreign currency hedging program. We may decide in the future to implement an active hedging program utilizing derivative instruments to assist in managing our foreign exchange rate risk. We are susceptible to material impacts of changes in foreign exchanges rates, particularly changes in the U.S. Dollar versus the Swedish Krona and Euro. Although difficult to quantify, such changes could have a material effect on our consolidated results of operations or cash flows.

Interest Rate Risk

As of January 1, 2006, we had cash and cash equivalents of approximately $237.5 million in both interest and non-interest bearing accounts including restricted cash. We also had $130.0 million of convertible subordinated notes due July 2008 at a fixed annual interest rate of 1.25%, $200.0 million of convertible subordinated notes due November 2024 at a fixed annual interest rate of 1.875%, and $1.0 million capital lease obligations with various maturities at fixed interest rates. We are exposed to interest rate risk primarily through our cash investment portfolio. While short-term investment rates have increased significantly during fiscal 2005, we believe that we are not subject to material fluctuations in principal given the short-term maturities and high-grade investment quality of our investment portfolio, and the fact that the effective interest rate of our portfolio tracks closely to various short-term money market interest rate benchmarks. Therefore, we currently do not use derivative instruments to manage our interest rate risk. Based on our overall interest rate exposure at January 1, 2006, we do not believe that a 100 basis point change in interest rates would have a material effect on our consolidated financial position, results of operations or cash flows.

Commodity Price Risk

Our internal manufacturing operations and contract manufacturers require significant quantities of transistors, semiconductors and various metals for use in the manufacture of our products. Therefore, we are exposed to certain commodity price risk associated with variations in the market prices for these electronic components as these prices directly impact the cost to manufacture products and the price we pay our contract manufacturers to manufacture our products. We attempt to manage this risk by entering into supply agreements with our contract manufacturers and various suppliers of these components. These supply agreements are not long-term supply agreements. If we or our contract manufacturers become subject to a significant increase in the price of one of these components, we would likely be forced to pay such higher prices and we may be unable to pass such costs onto our customers. In addition, certain transistors and semiconductors are regularly revised or changed by their manufacturers, which may result in a requirement for us to redesign a product that utilizes such components or cease to produce such products. In such events, our business, results of operations and financial condition could be adversely affected. Additionally, we require specialized electronic test equipment, which is utilized in both the design and manufacture of our products. Such electronic test equipment is available from limited sources and may not be available in the time periods required for us to meet our customers' demand. If required, we may be forced to pay higher prices for such equipment and/or we may not be able to obtain the equipment in the time periods required, which would then delay our development or production of new products. Such delays and any potential additional costs could have a material adverse effect on our business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

Various statements in this Annual Report constitute "forwarding-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements in this Annual Report include, among others, statements regarding:

- our ability to generate sales of over $1 billion for fiscal 2006;
- our ability to fully realize the cost saving benefits and synergies from our Remec Wireless Acquisition;
- our plans to expand our worldwide customer base;
- our plans to introduce new products at lower costs;
- our ability to maintain and improve our operating margins;
- our ability to achieve profitable and sustainable growth and increase shareholder value;
- our expectation of growth in demand for our products;
- trends and spending patterns in the wireless infrastructure industry; and
- general economic conditions.

Any other statements in this Annual Report to the effect that Powerwave or management "estimates," "expects," "anticipates," "plans," "believes," "projects," "continues," "may," "will," "could," or "would," and similar words or phrases are also forward-looking statements. These statements are subject to numerous risks and uncertainties which could cause our actual results to differ materially from those projected or implied. Some of the potential risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, the reduction in demand by our customers or customer order cancellations, the loss of one or more significant customers, our ability to realize cost savings and synergies from acquisitions, including the Remec Wireless Acquisition, delays or cancellations of wireless network capacity expansions and buildouts, and continued favorable business conditions and growth in the wireless communications market. Other factors that may impact the realization of such forward-looking statements are detailed in Item 1A, "Risk Factors" in our Form 10-K for the year ended January 1, 2006. Powerwave urges all interested parties to read the Risk Factors in its Form 10-K to gain a better understanding of the many business and other risks that it faces. Additionally, Powerwave undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

	(in thousands, except per share data) January 1, 2006	January 2, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 232,519	$ 147,451
Restricted cash	5,002	6,815
Short-term investments	—	135,200
Accounts receivable, net of allowance for sales returns and doubtful accounts of $8,558 and $6,309 at January 1, 2006 and January 2, 2005, respectively	233,726	133,060
Inventories	100,453	65,819
Prepaid expenses and other current assets	23,490	22,613
Deferred tax assets	4,768	3,698
Total current assets	599,958	514,656
Property, plant and equipment, net	172,426	146,430
Intangible assets, net	69,374	65,366
Goodwill	280,127	277,223
Other non-current assets	8,365	17,096
TOTAL ASSETS	$ 1,130,250	$ 1,020,771
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 106,864	$ 79,534
Accrued payroll and employee benefits	20,989	19,770
Accrued income taxes	14,952	14,332
Accrued restructuring	16,389	17,354
Accrued expenses and other current liabilities	56,021	39,534
Total current liabilities	215,215	170,524
Long-term debt	330,000	330,000
Deferred tax liabilities	3,249	4,344
Other non-current liabilities	525	291
Total liabilities	548,989	505,159
Commitments and contingencies (Notes 14 and 15)	—	—
Shareholders' equity:		
Preferred stock, $0.0001 par value,5,000 shares authorized and no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 250,000 shares authorized, 111,138 shares issued and outstanding at January 1, 2006; and 250,000 shares authorized, 99,411 shares issued and outstanding at January 2, 2005	577,538	485,318
Deferred stock-based compensation	(2,500)	—
Accumulated other comprehensive income (loss)	(17,688)	57,029
Retained earnings (accumulated deficit)	23,911	(26,735)
Total shareholders' equity	581,261	515,612
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,130,250	$ 1,020,771

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Fiscal Years Ended (in thousands, except per share data)		
	January 1, 2006	January 2, 2005	December 28, 2003
Net sales	$ 825,078	$ 473,914	$ 239,069
Cost of sales:			
Cost of goods	609,325	361,995	214,247
Intangible asset amortization	8,740	4,615	756
Restructuring and impairment charges	—	506	7,851
Acquired inventory incremental costs	1,405	877	—
Total cost of sales	619,470	367,993	222,854
Gross profit	205,608	105,921	16,215
Operating expenses:			
Sales and marketing	39,955	28,461	11,557
Research and development	61,032	47,188	38,928
General and administrative	42,308	24,291	13,946
Intangible asset amortization	8,368	7,355	—
In-process research and development	350	23,450	—
Restructuring and impairment charges	1,331	2,103	7,608
Total operating expenses	153,344	132,848	72,039
Operating income (loss)	52,264	(26,927)	(55,824)
Other income, net	1,615	118	2,394
Income (loss) before income taxes	53,879	(26,809)	(53,430)
Provision for (benefit from) income taxes	3,233	45,313	(20,571)
Net income (loss)	$ 50,646	$ (72,122)	$ (32,859)
Basic earnings (loss) per share	$ 0.49	$ (0.80)	$ (0.51)
Diluted earnings (loss) per share	$ 0.42	$ (0.80)	$ (0.51)
Basic weighted average common shares	103,396	90,212	64,667
Diluted weighted average common shares	135,906	90,212	64,667

Consolidated Statements of Comprehensive Operations

	Fiscal Years Ended (in thousands)		
	January 1, 2006	January 2, 2005	December 28, 2003
Net income (loss)	$ 50,646	$ (72,122)	$ (32,859)
Other comprehensive income (loss):			
Foreign currency translation adjustments	(74,717)	57,030	(1)
Comprehensive loss	$ (24,071)	$ (15,092)	$ (32,860)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	(in thousands)					
	Shares	Amount	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
Balance at December 29, 2002	65,707	$ 247,415	$ —	$ —	$ 78,246	$ 325,661
Issuance of Common Stock related to employee stock-based compensation plans	695	2,625	—	—	—	2,625
Tax benefit related to employee stock-based compensation plans	—	573	—	—	—	573
Compensation expense related to stock option grants	—	38	—	—	—	38
Repurchases of Common Stock	(3,145)	(25,000)	—	—	—	(25,000)
Foreign currency translation adjustments	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	(32,859)	(32,859)
Balance at December 28, 2003	63,257	225,651	—	(1)	45,387	271,037
Issuance of Common Stock for acquisition, net of issuance costs of $255	40,686	296,748	—	—	—	296,748
Issuance of Common Stock related to employee stock-based compensation plans	519	2,636	—	—	—	2,636
Tax benefit related to employee stock-based compensation plans	—	283	—	—	—	283
Repurchases of Common Stock	(5,051)	(40,000)	—	—	—	(40,000)
Foreign currency translation adjustments	—	—	—	57,030	—	57,030
Net loss	—	—	—	—	(72,122)	(72,122)
Balance at January 2, 2005	99,411	485,318	—	57,029	(26,735)	515,612
Issuance of Common Stock for acquisition	10,000	79,500	—	—	—	79,500
Issuance of Common Stock related to employee stock-based compensation plans	1,527	10,184	—	—	—	10,184
Deferred stock-based compensation	200	2,536	(2,536)	—	—	—
Amortization of deferred stock-based compensation	—	—	36	—	—	36
Foreign currency translation adjustments	—	—	—	(74,717)	—	(74,717)
Net income	—	—	—	—	50,646	50,646
Balance at January 1, 2006	111,138	$ 577,538	$ (2,500)	$ (17,688)	$ 23,911	$ 581,261

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Years Ended (in thousands)		
	January 1, 2006	January 2, 2005	December 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 50,646	$ (72,122)	$ (32,859)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	47,565	37,555	19,214
In-process research and development charge	350	23,450	—
Non-cash restructuring and impairment charges	1,331	458	10,909
Provision for sales returns and doubtful accounts	4,584	822	2,004
Provision for excess and obsolete inventories	14,559	2,249	3,308
Deferred income taxes	(262)	45,748	(20,503)
Tax benefit from stock issuances	—	283	573
Compensation costs related to stock-based awards	36	—	38
Gain on disposal of property, plant and equipment	(853)	(92)	(24)
Loss (gain) on sale of assets held for sale	1,076	(532)	—
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(88,864)	(129)	(5,019)
Inventories	(19,388)	(10,084)	10,724
Prepaid expenses and other current assets	5,528	(7,986)	624
Accounts payable	19,418	(20,794)	22,099
Accrued expenses and other current liabilities	(30,777)	(7,785)	(643)
Other non-current assets	7,864	(4,681)	(3,574)
Other non-current liabilities	(756)	(102)	35
Net cash provided by (used in) operating activities	12,057	(13,742)	6,906
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(29,581)	(12,693)	(3,903)
Restricted cash	837	(25)	(310)
Short-term investments	135,200	(55,125)	(50,075)
Proceeds from the sale of property, plant and equipment	1,281	1,384	1,515
Proceeds from sale of assets held for sale	4,480	6,382	—
Proceeds from sale of business	1,062	—	—
Acquisitions, net of cash acquired	(48,473)	(88,537)	(9,934)
Net cash provided by (used in) investing activities	64,806	(148,614)	(62,707)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt, net of issuance costs	—	197,956	125,869
Principal payments on long-term debt	(1,027)	(33,124)	(79)
Common stock repurchases	—	(40,000)	(25,000)
Proceeds from the sale of stock under Employee Stock Purchase Plan	1,771	1,591	1,505
Proceeds from exercise of stock options	8,414	1,045	1,120
Net cash provided by financing activities	9,158	127,468	103,415
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(953)	2,486	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	85,068	(32,402)	47,614
CASH AND CASH EQUIVALENTS, beginning of period	147,451	179,853	132,239
CASH AND CASH EQUIVALENTS, end of period	$ 232,519	$ 147,451	$ 179,853
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid (received) for:			
Interest expense	$ 6,196	$ 2,149	$ 46
Income taxes	$ 3,795	$ 2,666	$ (160)

The accompanying notes are an integral part of these consolidated financial statements. For supplemental cash flow information related to the Company's acquisitions, see "Note 17. Acquisitions."

(tabular amounts in thousands, except per share data)

Note 1. Nature of Operations

Powerwave is a global supplier of end-to-end wireless solutions for wireless communications networks. Powerwave designs, manufactures and markets antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers and advanced coverage solutions for use in cellular, PCS and 3G networks throughout the world. The Company also manufactures and sells advanced industrial components, primarily for the automotive and food industries, under contract manufacturing arrangements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Powerwave Technologies, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

On September 2, 2005, Powerwave completed the acquisition of selected assets and liabilities of REMEC, Inc.'s Wireless Systems Business (the "REMEC Wireless Acquisition.") These condensed consolidated financial statements include the operations of the REMEC Wireless Acquisition from September 3, 2005 forward. During the second quarter of fiscal 2004, Powerwave completed its acquisition of LGP Allgon. Therefore, these condensed consolidated financial statements include the operations of LGP Allgon from May 2004 forward. See "Note 17. Acquisitions" for additional information.

Fiscal Year

The Company operates on a 52-53 week fiscal year that ends on the Sunday closest to December 31. The Company's fiscal quarters generally span 13 weeks, with the exception of a 53-week fiscal year, when an additional week is added during the first quarter to adjust the year to the Sunday closest to December 31. Fiscal year 2003 ended on December 28, 2002, and fiscal year 2004, a 53-week fiscal year, ended on January 2, 2005. Fiscal year 2005 ended on January 1, 2006. Fiscal year 2006 ends on December 31, 2006.

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS 123R"), a revision of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R requires the Company to, among other things, measure all employee stock-based compensation awards using a fair value method and record such expense in the Company's consolidated financial statements. This statement became effective for annual periods beginning after June 15, 2005. Adoption of the expensing requirements will reduce future reported earnings in a manner similar to that described below in this Note 2. In addition, SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. The Company adopted the provisions of SFAS 123R in the first quarter of 2006.

In November 2004, the FASB issued Statement of Financial Accounting Standard 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 become effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have any impact on our consolidated financial statements.

In May 2005 the FASB issued Statement of Financial Accounting Standard 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 and SFAS No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt this Statement beginning January 1, 2006.

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting years. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash, time deposits, commercial paper, money market funds and other money market instruments with original maturity dates of three months or less. The Company invests its excess cash in only investment grade money market instruments from companies in a variety of industries and, therefore, believes that it bears minimal principal risk. Such investments are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments, which are classified as "available for sale," generally consisted of auction rate securities with contractual maturities that may range up to 30 years and interest rates that reset at auction intervals ranging from between 28 and 35 days. These auction-rate securities are readily saleable at par value on the auction dates. The carrying value of these securities approximates fair value, therefore there are no unrealized gains or losses recorded. These investments have been recorded as current assets as they are available for current operations. All such investments were sold in 2005.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history, the customer's credit worthiness and various other factors, as determined by our review of their credit information. We monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Inventories

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory, determined on a first-in, first-out basis, or the current estimated market value of the inventory. We regularly review inventory quantities on hand and on order and record a provision for excess and obsolete inventory and/or vendor cancellation charges related to purchase commitments. Depending on the product line, such provisions are established based on historical usage for the preceding twelve months, adjusted for known changes in demands for such products, or the estimated forecast of product demand and production requirements for the next twelve months. Our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. As demonstrated during the past three fiscal years, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize additional expense in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize additional gross profit at the time such inventory is sold. Although we make reasonable efforts to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a material effect on the value of our inventory and our reported operating results.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company depreciates or amortizes these assets using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

Machinery and equipment	2 to 8 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	Remaining life of lease
Property under capital leases	3 to 5 years
Buildings	30 years
Building improvements	Remaining life of building

The Company periodically reviews the recoverability of its long-lived assets using the methodology prescribed in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company also reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted future net cash flows from the operations to which the assets relate, based on management's best estimates using appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the asset.

Goodwill, Intangible Assets and Other Long-Lived Assets Management

We record the assets acquired and liabilities assumed in business combinations at their respective fair values at the date of acquisition, with any excess purchase price recorded as goodwill. Because of the expertise required to value intangible assets and in-process research and development, we typically engage independent valuation specialists to assist us in determining those values. Valuation of intangible assets and in-process research and development entails significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete development projects, estimating future cash flows from product sales, developing appropriate discount rates, estimating probability rates for the successful completion of development projects, continuation of customer relationships and renewal of customer contracts, and approximating the useful lives of the intangible assets acquired.

We review the recoverability of the carrying value of goodwill on an annual basis or more frequently when an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. The determination of whether any potential impairment of goodwill exists is based upon a comparison of the fair value of a reporting unit to the accounting value of the underlying net assets of such reporting unit. To determine the fair value of a reporting unit, we utilize subjective valuations for the reporting unit based upon a discounted cash flow analysis. The discounted cash flow analysis is dependent upon a number of various factors including estimates of forecasted revenues and costs, appropriate discount rates and other variables. If the fair value of the reporting unit is less than the carrying value of the underlying net assets, goodwill is deemed impaired and an impairment loss is recorded to the extent that the carrying value of goodwill is less than the difference between the fair value of the reporting unit and the fair value of all its underlying identifiable assets and liabilities.

Purchased intangible assets with determinable useful lives are carried at cost less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, which generally range up to 6 years. We review the recoverability of the carrying value of identified intangibles and other long-lived assets, including fixed assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the forecasted undiscounted future net cash flows expected to result from the use of such asset and its eventual disposition. Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The actual cash flows realized from these assets may vary significantly from our estimates due to increased competition, changes in technology, fluctuations in demand, consolidation of our customers and reductions in average selling prices. If the carrying value of an asset is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair market value of the asset. While we do not believe that any of our intangible or other long-lived assets are currently impaired, any future impairment of such assets could have a material adverse affect on our financial position and results of operations.

Notes to Consolidated Financial Statements

Warranties

We offer warranties of various lengths to our customers depending upon the specific product and terms of the customer purchase agreement. Our standard warranties require us to repair or replace defective product returned to us during such warranty period at no cost to the customer. We record an estimate for standard warranty-related costs based on our actual historical return rates and repair costs at the time of the sale and update such estimate throughout the warranty period. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. We also have contractual commitments to various customers that require us to incur costs to repair an epidemic defect with respect to our products outside of our standard warranty period if such defect were to occur. Any costs related to epidemic defects are generally recorded at the time the epidemic defect becomes known to us and the costs of repair can be reasonably estimated. While we have occasionally experienced significant unanticipated repair costs, we cannot guarantee that we will not experience significant costs to repair epidemic defects in the future. A significant increase in product return rates, a significant increase in the costs to repair our products, or an unexpected epidemic defect in our products, could have a material adverse effect on our operating results during the period in which such returns or additional costs materialize.

Stock Based Compensation

Pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), we have elected to continue using the intrinsic value method of accounting for stock-based awards granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations, to account for its stock option and purchase plans. Powerwave only records compensation expense for stock-based awards granted with an exercise price below the market value of the Company's stock at the grant date. There are no such awards outstanding. Beginning with fiscal year 2006, we implemented Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as discussed above in this Note 2.

The Black-Scholes option valuation model prescribed by SFAS 123 was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. We have utilized various market sources to calculate the implied volatility factor utilized in the Black-Scholes option valuation model. These included the implied volatility utilized in the pricing of options on the Company's Common Stock as well as the implied volatility utilized in determining market prices of the Company's outstanding convertible notes. Using the Black-Scholes option valuation model, the estimated weighted average fair value of options granted during 2005, 2004, and 2003 were $3.28 per share, $2.48 per share, and $2.54 per share, respectively. Had compensation cost for the Company's stock option plans and its stock purchase plans been determined based on the estimated fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS 123 utilizing the Black-Scholes option-pricing model, the Company's net income (loss) and basic and diluted earnings (loss) per share for the years ended January 1, 2006, January 2, 2005 and December 28, 2003, would have approximated the pro forma amounts indicated below:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Net income (loss):			
As reported	$ 50,646	$ (72,122)	$ (32,859)
Deduct: Additional expense per SFAS 123, fair value method, net of related tax effects	(2,356)	(4,760)	(8,201)
Basic pro forma net income (loss)	48,290	(76,882)	(41,060)
Add: Interest expense of convertible debt, net of tax	6,651	—	—
Diluted pro forma net income (loss)	$ 54,941	$ (76,882)	$(41,060)
Basic income (loss) per share:			
As reported	$ 0.49	$ (0.80)	$ (0.51)
Pro forma	$ 0.47	$ (0.85)	$ (0.63)
Diluted income (loss) per share:			
As reported	$ 0.42	$ (0.80)	$ (0.51)
Pro forma	$ 0.40	$ (0.85)	$ (0.63)

The fair value of options granted under the Company's stock incentive plans during 2005, 2004 and 2003 was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the multiple option approach using the following weighted-average assumptions:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Weighted average risk-free interest rate	3.88%	2.80%	2.00%
Expected life (in years)	5.9	5.3	5.2
Expected stock volatility	44%	57%	67%
Dividend yield	None	None	None

The weighted average risk free interest rate was calculated utilizing the U.S treasury rates over a one to ten year horizon, based upon the actual life of options granted. The Company grants options with either a five year or ten year life. The expected life is based on the Company's actual historical option exercise experience.

The expected stock volatility is based upon management's review of both the actual implied volatility as well as the actual historical stock price volatility. Management analyzes implied volatility from several market sources, including implied volatility of the Company's outstanding convertible notes as well as implied volatility calculated within the options traded on the Company's Common Stock.

Revenue Recognition

The majority of our revenue is derived from the sales of products. We recognize revenue from product sales at the time of shipment or delivery and passage of title depending upon the terms of the sale. We offer certain of our customers the right to return products within a limited time after delivery under specified circumstances. We monitor and track such product returns and record a provision for the estimated amount of such future returns based on historical experience and any notification we receive of pending returns. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past. Any significant increase in product returns could have a material adverse effect on our operating results for the period or periods in which such returns materialize.

Foreign Currency

In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation ("SFAS 52"), some of Powerwave's international operations use the respective local currencies as their functional currency while other international operations use the U.S. Dollar as their functional currency. Gains and losses from foreign currency transactions are recorded in other income, net. Revenue and expenses from the Company's international subsidiaries are translated using the monthly average exchange rates in effect for the period in which they occur. The Company's international subsidiaries that have the U.S. Dollar as their functional currency translate monetary assets and liabilities using current rates of exchange at the balance sheet date and translate non-monetary assets and liabilities using historical rates of exchange. Gains and losses from remeasurement for such subsidiaries are included in other income, net and have historically not been significant. The Company's international subsidiaries that do not have the U.S. Dollar as their functional currency translate assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation for such subsidiaries are included as a component of shareholders' equity.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Notes to Consolidated Financial Statements

Earnings (Loss) Per Share

In accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), basic earnings (loss) per share is based upon the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based upon the weighted average number of common and potential common shares for each period presented. Potential common shares include stock options using the treasury stock method.

Note 3. Inventories

Net inventories consist of the following:

	January 1, 2006	January 2, 2005
Parts and components	$ 42,634	$ 32,868
Work-in-process	5,544	2,183
Finished goods	52,275	30,768
Total inventories	$ 100,453	$ 65,819

Inventories are net of an allowance for excess and obsolete inventories of approximately $17.9 million and $15.7 million as of January 1, 2006 and January 2, 2005, respectively.

Note 4. Property, Plant and Equipment

Net property, plant and equipment consist of the following:

	January 1, 2006	January 2, 2005
Machinery and equipment	$ 196,684	$ 187,163
Buildings and improvements	79,290	82,348
Land	25,747	24,155
Office furniture and equipment	25,247	15,008
Leasehold improvements	3,343	1,142
Gross property, plant and equipment	330,311	309,816
Less: Accumulated depreciation and amortization	(157,885)	(163,386)
Total property, plant and equipment, net	$ 172,426	$ 146,430

During fiscal 2004 Powerwave determined that certain of its equipment had become excess to its production requirements as a result of its restructuring efforts and, therefore, was no longer useful to the Company. This equipment was physically segregated from the Company's remaining active equipment and sold or disposed of prior to January 2, 2005. The difference between the estimated net selling price for such equipment and its net book value resulted in an impairment charge of approximately $0.4 million during fiscal 2004. See "Note 9. Restructuring and Impairment Charges" for additional information.

Note 5. Goodwill

The changes in the carrying amount of goodwill by reportable operating segment for the years ended January 1, 2006 and January 2, 2005 are as follows:

	Telecom	Contract Manufacturing	Total
Balance, December 28, 2003	$ 3,439	$ —	$ 3,439
Goodwill from acquisition of LGP Allgon	218,275	18,980	237,255
Effect of foreign exchange rate changes	33,606	2,923	36,529
Balance, January 2, 2005	255,320	21,903	277,223
Goodwill from acquisitions	49,560	—	49,560
Effect of foreign exchange rate changes	(42,924)	(3,732)	(46,656)
Balance, January 1, 2006	$ 261,956	$ 18,171	$ 280,127

Note 6. Intangible Assets

Intangible assets as of January 1, 2006 and January 2, 2005, respectively, are comprised of the following:

	January 1, 2006			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Wtd. Avg. Amortization Period
Non-amortizing:				
Trademark	$ 653	$ —	$ 653	—
Amortizing:				
Developed technology	63,808	(24,448)	39,360	4.5 years
Customer-relationship/contracts	37,751	(8,741)	29,010	5.5 years
Distribution agreements	2,107	(1,756)	351	2 years
Backlog	4,181	(4,181)	—	8 months
	$ 108,500	$ (39,126)	$ 69,374	

	January 2, 2005			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Wtd. Avg. Amortization Period
Non-amortizing:				
Trademark	$ 787	$ —	$ 787	—
Amortizing:				
Developed technology	49,188	(16,933)	32,255	5 years
Customer-relationship/contracts	34,343	(3,712)	30,631	6 years
Distribution agreements	2,540	(847)	1,693	2 years
Backlog	3,545	(3,545)	—	8 months
	$ 90,403	$ (25,037)	$ 65,366	

Future amortization expense is expected to be $18.9 million, $18.4 million, $18.1 million, $11.7 million and $1.6 million in fiscal years 2006, 2007, 2008, 2009 and 2010, respectively.

Notes to Consolidated Financial Statements

Note 7. Other Non-Current Assets

Other non-current assets consist of the following:

	January 1, 2006	January 2, 2005
Buildings held for sale	$ —	$ 4,451
Debt issue costs, net	7,110	8,957
Long-term deposits	988	3,459
Long-term prepaid expenses	267	229
Total other non-current assets	$ 8,365	$ 17,096

Note 8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	January 1, 2006	January 2, 2005
Accrued warranty costs	$ 20,321	$ 10,164
Accrued compulsory share liability (Note 17)	4,567	7,923
Accrued value added tax	6,505	4,578
Accrued interest expense	905	1,270
Accrued sales tax	268	416
Other accrued expenses and other current liabilities	23,455	15,183
Total accrued expenses and other current liabilities	$ 56,021	$ 39,534

Note 9. Restructuring and Impairment Charges

Integration of REMEC's Wireless Systems Business

In connection with the REMEC Wireless Acquisition during the third quarter of fiscal 2005, we formulated and began to implement our plan to restructure and integrate the combined operations. As a result, we recorded restructuring charges related to our operations of approximately $0.4 million during the year ended January 1, 2006. These charges are included in restructuring and impairment charges within operating expenses in the accompanying condensed consolidated statement of operations. Additionally, we recognized $12.6 million as liabilities in connection with the acquisition for estimated restructuring and integration costs related to the consolidation of REMEC's Wireless operations, including severance and future lease obligations on excess facil ities. These estimated costs were included in the allocation of the purchase consideration and resulted in additional goodwill pursuant to EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The implementation of the restructuring and integration plan is in its initial stages and further actions are expected pending the further assessment of workforce and facil ity related requirements and certain product related decisions with respect to duplicate technology, product defects and inventory for which there will no longer be an active market for the combined company. Integration activities related to this restructuring plan are currently expected to continue through the fourth quarter of fiscal 2006.

Integration of LGP Allgon

In connection with our acquisition of LGP Allgon during the second quarter of fiscal 2004, we formulated and began to implement its plan to restructure and integrate LGP Allgon's operations with Powerwave's operations. As a result, we recorded a restructuring charge related to Powerwave's legacy operations of approximately $2.6 million during fiscal 2004 and $0.9 million during fiscal 2005 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. In fiscal 2004, this amount included approximately $2.2 million in connection with workforce reductions of approximately 118 employees at various Powerwave operating locations and $0.4 million in connection with certain impaired equipment. In fiscal 2005, this amount included approximately $0.9 million of future lease obligations on excess facilities. Based on the job classification of the impacted employees or the characterization of the underlying assets and lease expenses, approximately $0.5 million of this restructuring charge was recorded in cost of sales in fiscal 2004 and approximately $2.1 million and $0.9 million in fiscal 2004 and 2005, respectively were recorded in operating expenses. During fiscal 2005, we finalized our restructuring and integration plan with respect to the consolidation of LGP Allgon's legacy operations and recorded an additional $3.7 million in restructuring costs related to additional workforce reductions and facility closures, bringing the total costs recognized as liabilities and additional asset fair value adjustments related to such restructuring and integration plan to $26.6 million. These estimated costs were included in the allocation of the purchase price and resulted in additional goodwill pursuant to EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Integration activities related to this restructuring plan are currently expected to continue through the second quarter of fiscal 2006.

A summary of the activity that affected the Company's restructuring and impairment charges and accrued restructuring liability for the years ended January 2, 2005 and January 1, 2006 is as follows:

	Workforce Reductions	Facility Closures & Equipment Writedowns	Other	Total
Balance at December 28, 2003	$ 20	$ —	$ —	$ 20
Amounts assumed from LGP Allgon	464	3,348	863	4,675
Amounts accrued in purchase accounting	14,067	2,788	1,348	18,203
Amounts expensed	2,151	458	—	2,609
Amounts paid/incurred	(5,540)	(4,111)	(1,679)	(11,330)
Effect of exchange rates	1,592	1,518	67	3,177
Balance at January 2, 2005	12,754	4,001	599	17,354
Amounts assumed from REMEC	63	—	252	315
Amounts accrued in purchase accounting	12,743	3,580	29	16,352
Amounts expensed	402	929	—	1,331
Amounts paid/incurred	(15,270)	(1,075)	(590)	(16,935)
Effect of exchange rates	(1,905)	(76)	(47)	(2,028)
Balance at January 1, 2006	$ 8,787	$ 7,359	$ 243	$16,389

Note 10. Financing Arrangements and Long-Term Debt

On November 10, 2004, Powerwave completed the private placement of $200.0 million aggregate principal amount of convertible subordinated notes due November 2024 ("2024 Notes") to Deutsche Bank Securities, Inc. The 2024 Notes are convertible into the Common Stock of Powerwave at a conversion price of $11.09 per share and accrue interest at an annual rate of 1.875%. Powerwave may redeem the 2024 Notes beginning on November 21, 2009 until November 20, 2010 and on or after November 21, 2010 until November 20, 2011, if the closing price of Powerwave's Common Stock is more than $17.74 and $14.42, respectively, for at least 20 trading days within a 30 consecutive trading day period. The notes may be redeemed by Powerwave at any time after November 21, 2011. Holders of the 2024 Notes may require Powerwave to repurchase all or a portion of their notes for cash on November 15, 2011, 2014 and 2019 at 100% of the principal amount of the notes, plus accrued and unpaid interest up to but not including the date of such repurchase. Holders of the 2024 Notes may also require Powerwave to repurchase all or a portion of their notes in the case of a change in control. In addition, under certain circumstances related to a change in control, the conversion price of the 2024 Notes may be adjusted downwards, thereby increasing the number of shares issuable upon conversion, if holders of the 2024 Notes elect to convert their notes at a time when the 2024 Notes are not redeemable by the Company. Powerwave used a portion of the proceeds of the offering to fund the repurchase of $40.0 million of its Common Stock (5,050,505 shares) simultaneously with the issuance of the 2024 Notes. The Company received net cash proceeds of approximately $154.2 million after the deduction of the amount used for the Common Stock repurchase and debt issuance costs

On July 18, 2003, Powerwave completed the private placement of $130.0 million aggregate principal amount of 1.25% convertible subordinated notes due July 2008 ("2008 Notes"). The 2008 Notes are convertible into shares of the Common Stock of Powerwave at a conversion price of $10.49 per share and accrue interest at an annual rate of 1.25% with interest payable semi-annually on January 15 and July 15. The 2008 Notes are callable by the Company beginning July 22, 2007. Powerwave used a portion of the proceeds of the offering to fund the repurchase of $25.0 million of the Company's Common Stock (3,144,654 shares) simultaneously with the issuance of the 2008 Notes. The Company received net cash proceeds of approximately $100.9

Notes to Consolidated Financial Statements

million after the deduction of the amount used for the Common Stock repurchase and debt issuance costs.

Both the 2024 Notes and 2008 Notes are general unsecured obligations of the Company and are subordinate in right of payment to all of the Company's existing and future senior indebtedness. In addition, the indenture for the notes does not restrict the Company from incurring senior debt or other indebtedness and does not impose any financial covenants on the Company.

Note 11. 401(k) and Profit-Sharing Plans

The Company sponsors a 401(k) and profit-sharing plan covering all eligible U.S. employees and provides for a Company match in cash on a portion of participant contributions. The Company's 401(k) and profit sharing plan is managed by Fidelity Investments, and is an employee self-directed plan which offers a variety of investment choices via mutual funds. Employees may contribute up to 15% of their base salary, subject to IRS maximums. During fiscal 2004, the Company matched 100% of the first 3% of eligible compensation contributed and 50% of the next 2% of eligible compensation contributed. Effective fiscal 2005, the Company matches 100% of the first 5% of eligible compensation contributed. The Company's matching contributions are made in cash and are invested in the same percentage among the various funds offered as selected by the employee. Employer matching contributions for the years ended January 1, 2006, January 2, 2005 and December 28, 2003 were $1.0 million, $0.9 million, and $1.0 million, respectively. There were no discretionary profit sharing contributions authorized for the years ended January 1, 2006, January 2, 2005 or December 28, 2003.

Note 12. Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (the "ESPP") provides that a total of 3,000,000 shares of Common Stock are reserved for issuance under the plan. The ESPP, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, is implemented utilizing six-month offerings with purchases occurring at six-month intervals. The ESPP administration is overseen by the Board of Directors. Employees are eligible to participate if they are employed by the Company for at least 20 hours per week and if they have been employed by the Company for at least 90 days. The ESPP permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 20% of an employee's compensation. The price of Common Stock purchased under the ESPP is 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in an offering at any time during the offering period, and participation ends automatically upon termination of employment. The Board may at any time amend or terminate the ESPP, except that no such amendment or termination may adversely affect shares previously granted under the ESPP. During fiscal 2005, the sixteenth and seventeenth purchases under the ESPP occurred on January 31, 2005 and August 1, 2005, respectively. A total of 188,644 shares were purchased in the sixteenth purchase at $4.76 per share and 126,551 shares were purchased in the seventeenth purchase at $6.90 per share. At January 1, 2006, there were rights to purchase approximately 92,000 shares under the ESPP's eighteenth offering, which will conclude on January 31, 2006. There were 1,026,907 shares available for purchase at January 1, 2006 under the ESPP.

Note 13. Stock Option Plans

The purposes of the Company's stock option plans are to attract and retain the best available personnel for positions of substantial responsibility with the Company and to provide participants with additional incentives in the form of options to purchase the Company's Common Stock which will encourage them to acquire a proprietary interest in, and to align their financial interests with those of the Company and its shareholders. All of the Company's stock option plans have been approved by the Company's shareholders.

1995 Stock Option Plan

The Company's 1995 Stock Option Plan (the "1995 Plan"), as amended, permits executive personnel, key employees and non-employee members of the Board of Directors of the Company to participate in ownership of the Company. The 1995 Plan is administered by the Compensation Committee of the Company's Board of Directors. The 1995 Plan provides for the grant of non-statutory stock options under the applicable provisions of the Internal Revenue Code. The option price per share may not be less than 85% of the fair market value of a share of Common Stock on the grant date as determined by the Company's Board of Directors. In addition, for any individual possessing 10% or more of the voting power of all classes of stock of the Company, the exercise price may not be less than 110% of the fair market value of a share of Common Stock on the grant date, as determined by the Company's Board of Directors. Options generally vest at the rate of 25% on the first anniversary of the grant date and 2% per month thereafter. All options expire no later than ten years after the grant date. Up to 5,815,845 shares of the Company's Common Stock were reserved for issuance under the 1995 Plan. Pursuant to the amended Stockholder's Agreement dated as of November 8, 1996, between the Company and certain of its original shareholders, those certain shareholders agreed that once the Company issued 3,285,000 shares of Common Stock under the 1995 Stock Option Plan, any additional shares issued under that Plan upon an option exercise would be coupled with a redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. The Company and those certain shareholders have agreed that this share redemption agreement applies only to the exercise of options to purchase a total of 2,530,845 shares of the Company's Common Stock. As of January 1, 2006, a total of 5,689,974 options have been exercised under the 1995 Plan, of which a total of 2,404,974 shares of Common Stock have been funded from those shareholders party to the amended Stockholder's Agreement. The effect of this transaction is to eliminate any dilution from the further exercise of options under the 1995 Plan. At January 1, 2006, there were 125,871 options outstanding under the 1995 Plan at a weighted average exercise price of $4.72 share. The ability to grant additional shares under the 1995 Plan expired in December 2005. Therefore, there are no shares available for grant under the 1995 Plan at January 1, 2006 and there were a total of 125,871 shares of Common Stock held in escrow by the Company on behalf of those shareholders party to the Stockholder's Agreement to fund all future exercises under the 1995 Plan.

1996 Stock Incentive Plan

The Company's 1996 Stock Incentive Plan (the "1996 Plan"), as amended, provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. A total of 9,000,000 shares of the Company's Common Stock are reserved for issuance under the 1996 Plan. As of January 1, 2006, all of the options granted under the 1996 Plan have been non-statutory options. The 1996 Plan provides that for non-statutory stock options, the option price per share may not be less than 85% of the fair market value of a share of Common Stock on the grant date and that the exercise price may not be less than 110% of the fair market value of a share of Common Stock on the grant date for any individual possessing 10% or more of the voting power of all classes of stock of the Company. Authority to control and manage the 1996 Plan is vested with the Company's Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine the administration of the 1996 Plan and to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. Options generally vest at the rate of 25% on the first anniversary of the grant date and the remaining 75% vests in equal monthly installments over the following three years. All options expire no later than ten years after the grant date. As of January 1, 2006, a total of 4,745,028 options had been exercised under the 1996 Plan and there were 3,991,114 options outstanding under the 1996 Plan at a weighted average exercise price of $12.56 per share. There were 263,858 shares available for grant under the 1996 Plan at January 1, 2006. The Plan has a termination date of December 5, 2006.

1996 Director Stock Option Plan

The Company's 1996 Director Stock Option Plan (the "Director Plan"), as amended, provides that a total of 1,200,000 shares of the Company's Common Stock are reserved for issuance under the plan. On November 10, 2005, our shareholders approved the Director Plan Amendment that extended the term of the Director Plan from its current expiration date of December 5, 2006 to December 5, 2016. The Director Plan provides that each member of the Company's Board of Directors who is not an employee or paid consultant of the Company will automatically be eligible to receive non-statutory options to purchase common stock under the Director Plan. Pursuant to the terms of the Director Plan, each director elected after December 5, 1996, will be granted an initial option under the Director Plan covering 30,000 shares of Common Stock, that shall vest at the rate of 25% on the first anniversary of the grant date and the remaining 75% shall vest in equal monthly installments over the following three years. Furthermore, on each anniversary date of December 5, each director who shall have been an eligible participant under the Director Plan for at least six (6) months shall be granted an annual option under the Director Plan to purchase 10,000 shares of Common Stock that vests 100% on the fourth anniversary date of the grant. The Director Plan provides that the exercise price per share of grants issued under the Director Plan shall be equal to 100% of the fair market value of a share of Common Stock on the grant date. All options expire no later than five years after the grant date. As of January 1, 2006, a total of 195,000 options had been exercised under the Director Plan. There were 335,000 options outstanding under the Director Plan as of January 1, 2006 at a weighted average exercise price of $9.16 per share. There were 670,000 shares available for grant under the Director Plan at January 1, 2006.

Notes to Consolidated Financial Statements

2000 Stock Option Plan

The Company's 2000 Stock Option Plan (the "2000 Plan") provides that a total of 2,640,000 shares of the Company's Common Stock are reserved for issuance under the 2000 Plan. The 2000 Plan provides for the granting of only non-statutory stock options to employees, executive officers and consultants of the Company. The exercise price per share of Common Stock of the Company covered by each option shall be equal to 100% of the fair market value of the Common Stock on the date that the option is granted. In no event shall any participant under the 2000 Plan be granted options under the 2000 Plan covering more than 300,000 shares in any one calendar year. Authority to control and manage the 2000 Plan is vested with the Company's Board of Directors, which has sole discretion and authority, consistent with the provisions of the 2000 Plan, to determine the administration of the 2000 Plan. The Board of Directors may delegate such responsibilities in whole or in part to a committee consisting of two or more members of the Board of Directors or two or more executive officers of the Company (the "Administrator"). All option grants to executive officers of the Company shall be approved by the Board of Directors or the Compensation Committee of the Board of Directors. The Administrator of the 2000 Plan shall have the authority, consistent with the provisions of the 2000 Plan and the authority granted by the Board of Directors, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 2000 Plan. Notwithstanding the foregoing, the Administrator shall not have the authority to amend an Option Agreement to effect a "re-pricing" of the exercise price of an option either by (i) lowering the exercise price of a previously granted option or (ii) by canceling a previously granted option and granting a new option, except that changes in the Company's capital structure or a change in control of the Company pursuant to the terms of the 2000 Plan shall not be considered a re-pricing of such option. Options generally vest at the rate of 25% on the first anniversary of the grant date and the remaining 75% vests in equal monthly installments over the following three years. All options expire no later than five years after the grant date. As of January 1, 2006, 335,893 shares had been exercised under the 2000 Plan. There were 1,605,939 options outstanding under the 2000 Plan as of January 1, 2006 at a weighted average exercise price of $10.26 per share. There were 698,168 shares available for grant under the 2000 plan at January 1, 2006. The 2000 Plan has a termination date of March 17, 2010.

2002 Stock Option Plan

The Company's 2002 Stock Option Plan (the "2002 Plan") was approved by the shareholders of the Company on April 24, 2002. The 2002 Plan provides that a total of 2,000,000 shares of the Company's Common Stock are reserved for issuance under the 2002 Plan. Employees and consultants or independent advisors who are in the service of the Company or its subsidiaries are eligible to participate in the 2002 Plan. The Company's executive officers and other highly paid employees are also eligible to participate in the 2002 Plan. The 2002 Plan provides only for the granting of non-statutory stock options. The exercise price per share of Common Stock of the Company covered by each option shall be equal to 100% of the fair market value of the Common Stock on the date that the option is granted. In no event shall any participant under the 2002 Plan be granted options under the 2002 plan covering more than 300,000 shares in any one calendar year. All options granted pursuant to the 2002 Plan shall have a maximum term of no more than ten years from the grant date. Authority to control and manage the 2002 Plan is vested with the Company's Board of Directors, which has sole discretion and authority, consistent with the provisions of the 2002 Plan, to determine the administration of the 2002 Plan. The Board of Directors may delegate such responsibilities in whole or in part to a committee consisting of two or more members of the Board of Directors or two or more officers of the Company. All option grants to executive officers of the Company shall be approved by the Board of Directors or the Compensation Committee of the Board of Directors. The Administrator of the 2002 Plan shall have the authority, consistent with the provisions of the 2002 Plan and the authority of the Board of Directors, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 2002 Plan. Notwithstanding the foregoing, the Administrator shall not have the authority to amend an option agreement to effect a "re-pricing" of the exercise price of such option either by (1) lowering the exercise price of a previously granted option or (2) by canceling a previously granted option and granting a new option except that changes in the Company's capital structure or a change in control of the Company pursuant to the terms of the 2002 Plan shall not be considered a re-pricing of such option. As of January 1, 2006, 363,908 shares had been exercised under the 2002 Plan. There were 1,086,659 options outstanding under the 2002 Plan as of January 1, 2006 at a weighted average exercise price of $5.21 per share. There were 549,433 shares available for grant under the 2002 plan at January 1, 2006. The 2002 Plan has a termination date of January 23, 2012.

2005 Stock Incentive Plan

The Company's 2005 Stock Incentive Plan (the "2005 Plan") was approved by the shareholders of the Company on November 10, 2005. The 2005 Plan provides that a total of 7,500,000 shares of the Company's Common Stock are reserved for issuance under the 2005 Plan. Any person who is an employee of the Company or any affiliate thereof, any person to whom an offer of employment with the Company has been extended, as determined by the Committee, or any person who is a non-employee director is eligible to be designated by the Committee to receive awards and become a participant under the 2005 Plan. The 2005 Plan includes the following equity compensation awards: non-qualified stock options, restricted stock awards, unrestricted stock awards, stock appreciation rights and restricted stock units. The exercise price per share of a stock option shall not be less than the fair market value of the Company's common stock on the date the option is granted, provided that the Committee may in its discretion specify for any stock option an exercise price per share that is higher than the fair market value of the Company's common stock on the date the option is granted. The Committee shall determine the period during which a vested stock option may be exercised, provided that the maximum term of a stock option shall be ten years from the date the option is granted. A maximum of 7,500,000 shares of common stock may be issued and sold under all awards, restricted and unrestricted, granted under the 2005 Plan. Of such aggregate limit, the maximum number of shares of common stock that may be issued under all awards of restricted stock, restricted stock units and stock awards, in the aggregate, shall be 3,000,000 shares. The maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock, stock units and stock awards, in the aggregate, granted to any one participant during any single fiscal year period shall be 500,000 shares. The foregoing limitations shall each be applied on an aggregate basis taking into account awards granted to a participant under the 2005 Plan as well as awards of the same type granted to a participant under any other equity-based compensation plan of the Company or any affiliate thereof. The 2005 Plan is to be administered by either the Board of Directors or one or more committees designated by the Board (the "Committee"). The Committee shall have such powers and authority as may be necessary or appropriate to carry out the functions of the Committee as described in the 2005 Plan. Subject to the express limitations of the 2005 Plan, the Committee shall have authority in its discretion to determine the persons to whom, and the time or times at which, awards may be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which an award will become vested, exercisable or payable, the performance goals and other conditions of an award, the duration of the award and all other terms of the award. The Committee may prescribe, amend and rescind rules and regulations relating to the 2005 Plan. All interpretations, determinations and actions by the Committee shall be final, conclusive and binding upon all parties. Additionally, the Committee may delegate to one or more officers of the Company the ability to grant and determine terms and conditions of awards under the 2005 Plan to certain employees, and the Committee may delegate to any appropriate officer or employee of the Company responsibility for performing certain ministerial functions under the 2005 Plan. Subject to anti-dilution adjustment provisions in the 2005 Plan, without the prior approval of the Company's shareholders, evidenced by a majority of votes cast, neither the Committee nor the Board of Directors shall cause the cancellation, substitution or amendment of a stock option that would have the effect of reducing the exercise price of such a stock option previously granted under the 2005 Plan, or otherwise approve any modification to such a stock option that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the Nasdaq Stock Market. As of January 1, 2006, 200,000 shares of restricted stock had been granted under the 2005 Plan. There were 7,300,000 shares available for grant under the 2005 plan at January 1, 2006. The 2005 Plan has a termination date of September 20, 2015.

The following table summarizes activity for outstanding options under the Company's stock option plans:

	Number of Shares	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
Balance at December 29, 2002	9,599	$ 14.40	4,545	$ 15.61
Granted	1,527	$ 6.63		
Exercised	(317)	$ 3.96		
Canceled	(1,857)	$ 21.13		
Balance at December 28, 2003	8,952	$ 12.05	4,855	$ 13.91
Granted	1,603	$ 7.51		
Exercised	(251)	$ 4.86		
Canceled	(1,355)	$ 14.41		
Balance at January 2, 2005	8,949	$ 10.90	5,556	$ 13.18
Granted	660	$ 9.01		
Exercised	(1,333)	$ 6.58		
Canceled	(1,133)	$ 16.59		
Balance at January 1, 2006	7,143	$ 10.63	5,053	$ 12.08

Notes to Consolidated Financial Statements

The following table summarizes information about all stock options outstanding at January 1, 2006 under the 1995 Plan, 1996 Plan, Director Plan, 2000 Plan, 2002 Plan and 2005 Plan:

	Options Outstanding at January 1, 2006			Options Exercisable at January 1, 2006	
Range of Exercise Prices	Options Outstanding	Weighted Average Exercised Price	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price
$ 1.33 - $ 5.01	1,534	$ 4.10	4.83	1,076	$ 3.74
$ 5.13 - $ 6.46	1,677	$ 5.79	5.51	1,176	$ 5.71
$ 6.47 - $10.52	1,507	$ 7.80	6.15	550	$ 7.84
$10.54 - $15.42	1,435	$ 12.14	3.87	1,262	$ 12.10
$15.50 - $67.08	990	$ 31.05	3.29	989	$ 31.06
Total	7,143	$ 10.63	4.86	5,053	$ 12.08

The Company granted 200,000 shares of restricted stock on December 19, 2005 that are subject to a risk of forfeiture which lapses with respect to 20,000 shares every 3 months following the grant date so that the risk of forfeiture lapses with respect to all shares on June 19, 2008. The market value per share on the date of the grant was $12.68. The Company recorded $0.04 million of compensation expense during 2005 related to this grant that is reflected as a component of general and administrative expense. The Company will continue to record compensation expense during the term of this award.

The Company recorded compensation expense for any options granted with an exercise price below the market value of the Company's Common Stock at the date of grant. This compensation expense was calculated as the difference between the market value of the stock and the option exercise price at the grant date and was amortized over the option vesting period. There was no remaining unamortized compensation expense as of December 28, 2003.

Note 14. Commitments and Contingencies

Future minimum lease payments required under all operating leases at January 1, 2006 are payable as follows:

Fiscal Year	Total
2006	$ 6,962
2007	7,227
2008	1,445
2009	1,809
2010	1,076
Thereafter	4,142
Total	$ 22,661

Total rent expense was $4.6 million, $3.4 million and $1.9 million for the years ended January 1, 2006, January 2, 2005 and December 28, 2003, respectively.

Powerwave is subject to various legal proceedings from time to time as part of its business. As of January 1, 2006, Powerwave was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

Note 15. Contractual Guarantees and Indemnities

The Company establishes reserves for future product warranty costs that are expected to be incurred pursuant to specific warranty provisions with its customers. The Company also has contractual requirements with various customers that could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The Company's warranty reserves are generally established at the time of sale and updated throughout the warranty period based upon numerous factors including historical warranty return rates and expenses over various warranty periods. The Company also accrues additional warranty liabilities for significant and unusual product performance issues at the time such issues are identified and the associated warranty related costs can be reasonably estimated. A summary of the activity that affected the Company's accrued warranty costs for the years ended January 2, 2005 and January 1, 2006 is as follows:

Description	Accrued Warranty Costs
Balance at December 28, 2003	$ 4,829
Reserve balances acquired with LGP Allgon	7,521
Reductions for warranty costs incurred	(5,057)
Warranty accrual related to current year sales	3,071
Change in estimate related to previous warranty accruals	(200)
Balance at January 2, 2005	10,164
Reserve balances assumed in acquisitions	8,544
Reductions for warranty costs incurred	(6,075)
Warranty accrual related to current year sales	2,684
Change in estimate related to previous warranty accruals	6,157
Effect of exchange rates	(1,153)
Balance at January 1, 2006	$ 20,321

During its normal course of business, the Company makes certain contractual guarantees and indemnities pursuant to which the Company may be required to make future payments under specific circumstances. Powerwave has not recorded any liability for these contractual guarantees and indemnities in the accompanying consolidated financial statements. A description of significant contractual guarantees and indemnities existing as of January 1, 2006 is included below:

Intellectual Property Indemnities

The Company indemnifies certain customers and its contract manufacturers against liability arising from third-party claims of intellectual property rights infringement related to the Company's products. These indemnities appear in development and supply agreements with our customers as well as manufacturing service agreements with our contract manufacturers, are not limited in amount or duration and generally survive the expiration of the contract. Given that the amount of any potential liabilities related to such indemnities cannot be determined until an infringement claim has been made, Powerwave is unable to determine the maximum amount of losses that it could incur related to such indemnifications. Historically, any amounts payable pursuant to such intellectual property indemnifications have not had a material effect on the Company's business, financial condition or results of operations.

Director and Officer Indemnities and Contractual Guarantees

The Company has entered into indemnification agreements with its directors and executive officers which require the Company to indemnify such individuals to the fullest extent permitted by Delaware law. The Company's indemnification obligations under such agreements are not limited in amount or duration. Certain costs incurred in connection with such indemnifications may be recovered under certain circumstances under various insurance policies. Given that the amount of any potential liabilities related to such indemnities cannot be determined until a lawsuit has been filed against a director or executive officer, the Company is unable to determine the maximum amount of losses that it could incur relating to such indemnifications. Historically, any amounts payable pursuant to such director and officer indemnifications have not had a material negative effect on the Company's business, financial condition or results of operations.

The Company has also entered into severance and change in control agreements with certain of its executives. These agreements provide for the payment of specific compensation benefits to such executives upon the termination of their employment with Powerwave.

Notes to Consolidated Financial Statements

General Contractual Indemnities/Products Liability

During the normal course of business, the Company enters into contracts with customers where it has agreed to indemnify the other party for personal injury or property damage caused by the Company's products. The Company's indemnification obligations under such agreements are not limited in duration and are generally not limited in amount. Historically, any amounts payable pursuant to such contractual indemnities have not had a material negative effect on the Company's business, financial condition or results of operations. The Company maintains product liability insurance as well as errors and omissions insurance which may provide a source of recovery to the Company in the event of an indemnification claim.

Other Guarantees and Indemnities

The Company occasionally issues guarantees for certain contingent liabilities under various contractual arrangements, including customer contracts, self-insured retentions under certain insurance policies, and governmental value-added tax compliance programs. These guarantees normally take the form of standby letters of credit issued by the Company's banks, which may be secured by cash deposits or pledges, or performance bonds issued by an insurance company. Historically, any amounts payable pursuant to such guarantees have not had a material negative effect on Powerwave's business, financial condition or results of operations. In addition, the Company, as part of the agreements to register the convertible notes it issued in November 2004 and July 2003, agreed to indemnify the selling security holders against certain liabilities, including liabilities under the Securities Act of 1933. The Company's indemnification obligations under such agreements are not limited in duration and generally not limited in amount.

Note 16. Income Taxes

The components of income (loss) before income taxes and provision for (benefit from) income taxes for the fiscal years ended January 1, 2006, January 2, 2005 and December 28, 2003 consists of the following:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Income (loss) before income taxes:			
United States	$ 43,313	$ (20,206)	$ (49,876)
Foreign	10,566	(6,603)	(3,554)
Total	$ 53,879	$ (26,809)	$ (53,430)
Provision for (benefit from) income taxes:			
Current:			
Federal	$ 1,058	$ (632)	$ (179)
State	668	(786)	34
Foreign	1,782	983	77
Total current provision (benefit)	3,508	(435)	(68)
Deferred:			
Federal	—	36,367	(17,914)
State	—	6,728	(2,597)
Foreign	(275)	2,653	8
Total deferred provision (benefit)	(275)	45,748	(20,503)
Total	$ 3,233	$ 45,313	$ (20,571)

The provision (benefit) for income taxes in the accompanying consolidated financial statements reconciles to the amount computed by applying the federal statutory rate of 35% to income (loss) before income taxes for the fiscal years ended January 1, 2006, January 2, 2005 and December 28, 2003 as follows:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Taxes at federal statutory rate	$ 18,858	$ (9,384)	$ (18,700)
State taxes, net	435	3,746	(1,666)
In-process research and development charge	—	8,208	—
Foreign income taxed at different rates	(2,192)	(888)	(132)
Research and experimentation tax credits	—	(1,135)	—
Other	215	(5)	(73)
Change in federal valuation allowance	(14,083)	44,771	—
Provision for (benefit from) income taxes	$ 3,233	$ 45,313	$ (20,571)

Deferred income taxes reflect the net tax effects of tax carry-forwards and temporary differences between the carrying amount of assets and liabilities for tax and financial reporting purposes. The Company's deferred tax assets and liabilities were comprised of the following major components:

	Fiscal Years Ended	
	January 1, 2006	January 2, 2005
Deferred tax assets:		
Accruals and provisions	$ 10,934	$ 9,022
Inventory	2,744	2,955
Net operating loss carry-forwards	22,502	42,895
Property, plant and equipment	4,696	7,604
Tax credit carry-forwards	23,782	10,475
Other	189	82
Gross deferred tax assets	64,847	73,033
Less: valuation allowance	(60,079)	(63,680)
Net deferred tax assets	4,768	9,353
Deferred tax liabilities:		
Amortizable intangible assets	(3,183)	(8,302)
Unrepatriated foreign earnings	(66)	(1,697)
Gross deferred tax liabilities	(3,249)	(9,999)
Net deferred tax assets (liabilities)	$ 1,519	$ (646)

As of January 1, 2006, Powerwave had combined federal and state operating loss carry-forwards of approximately $46.2 million and $17.6 million, respectively, that expire from 2021 to 2024 and foreign operating loss carry-forwards of $19.5 million with no expiration date. The Company also had federal and California tax credit carry-forwards of $8.5 million and $15.2 million, respectively. The federal tax credits will begin to expire in 2021 and the California tax credits will begin to expire in 2006.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $0.2 million and $4.3 million at January 1, 2006 and January 2, 2005, respectively. The Company has provided for the estimated residual U.S. tax on the portion of these earnings, that may not be indefinitely reinvested. The remaining earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, some portion of the distribution would be subject to both foreign withholding taxes and U.S. income taxes, less applicable foreign tax credits. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation.

Notes to Consolidated Financial Statements

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the actual timing within which the underlying temporary differences become taxable or deductible. During fiscal 2004, the Company recorded a full valuation allowance against its U.S deferred tax assets due to its cumulative U.S. loss position and uncertainties involved in generating sufficient U.S. taxable income in the future.

As part of the LGP acquisition, the Company assumed a tax liability related to a tax planning strategy for which the related deductions had previously been disallowed by the Swedish tax authority and the county administrative court. While Powerwave continues to vigorously contest this determination, the estimated liability of approximately $13.1 million is included on the balance sheet at January 1, 2006 and January 2, 2005 within accrued income taxes and accrued expenses.

Note 17. Acquisitions

REMEC Wireless Acquisition:

On September 2, 2005, the Company completed the REMEC Wireless Acquisition pursuant to the Asset Purchase Agreement entered into by the Company and REMEC, Inc. ("REMEC") on March 13, 2005, and as amended on July 11, 2005. As consideration, the Company paid a purchase price consisting of $40 million in cash, and 10 million shares of the Company's common stock, valued at $79.5 million based upon the average closing price for the three days before and after the announcement of the transaction. The purchase price is subject to certain post-closing adjustments. To cover any potential indemnification claims, REMEC deposited $15 million of the purchase price into an escrow. There were several reasons for the REMEC Wireless Acquisition, and these included increased customer diversification, increased product coverage and industry consolidation.

The aggregate purchase price of the REMEC Wireless Acquisition was comprised of the following:

Common stock	$ 79,500
Cash	40,000
Transaction costs paid by Powerwave	2,854
Total purchase price	$ 122,354

In connection with the acquisition, we formulated and began to implement a plan to restructure and integrate the operations of the combined companies. Initial estimated costs to restructure and integrate the REMEC Wireless operations were included in the preliminary allocation of the purchase consideration. See "Note 9. Restructuring and Impairment Charges" for additional information on the Company's restructuring and integration plans.

The Company completed a preliminary allocation of the purchase consideration to tangible and intangible assets acquired and liabilities assumed based upon estimates of fair value determined by management with the assistance of independent valuation specialists. Such allocation and amounts may change as management finalizes its restructuring and integration plan, product line rationalization decisions, as well as its final evaluation of liabilities associated with warranty obligations assumed in the REMEC Wireless Acquisition. Additional costs identified as part of the plan to restructure and integrate the REMEC Wireless operations recorded in future periods will be recorded as an adjustment to goodwill. Powerwave allocated approximately $28.7 million to various identifiable intangible assets related to technology and customers, with a weighted average life of 4 years. In addition, Powerwave wrote up the acquired REMEC Wireless finished goods inventory to fair value, all of which was sold during the third quarter of fiscal 2005 and resulted in a charge of $1.4 million.

The following table summarizes the preliminary allocation of the aggregate purchase price to the fair value of the assets acquired and liabilities assumed in the REMEC Wireless Acquisition:

Assets:	
Current assets	$ 72,802
Goodwill	40,965
Identifiable intangible assets	28,720
Other non-current assets	39,816
Total assets:	182,303
Liabilities:	
Current liabilities	(59,847)
Other non-current liabilities	(102)
Total liabilities	(59,949)
Total purchase price	$ 122,354

Approximately $36.9 million of goodwill is expected to be deductible for tax purposes.

The following unaudited pro forma financial information for the years ended January 1, 2006 and January 2, 2005, assumes that the REMEC Wireless Acquisition had occurred on the first day of each period presented. The pro forma financial information is presented for information purposes only. Such information is based upon the standalone historical results of each company and does not reflect the actual results that would have been reported had the acquisition been completed when assumed, nor is it indicative of the future results of operations for the combined enterprise.

	Fiscal Years Ended	
Pro forma	January 1, 2006	January 2, 2005
Net sales	$ 993,660	$ 726,653
Net income (loss)	$ 32,350	$ (182,459)
Basic income (loss) per share	$ 0.29	$ (1.82)
Diluted income (loss) per share	$ 0.22	$ (1.82)

Kaval Wireless Acquisition:

On February 9, 2005, the Company acquired certain assets and assumed certain liabilities of Kaval Wireless Technologies, Inc. ("Kaval") for $10.8 million in cash. The Company has completed a preliminary allocation of the purchase consideration to tangible and intangible assets acquired and liabilities assumed based upon estimates of fair value determined by management, with the assistance of independent valuation specialists. Such allocation includes $0.4 million to purchased in-process research and development that was expensed upon completion of the acquisition (as a charge not deductible for tax purposes) since the underlying products had not reached technological feasibility, successful development was uncertain and no future alternative uses existed. This preliminary purchase price allocation may change as certain independent valuations and the restructuring and integration plan are finalized. The results of operations of Kaval are included in Powerwave's consolidated financial statements from February 9, 2005 forward. The pro-forma effect of the acquisition is not material to the Company's results of operations for fiscal 2005.

LGP Allgon Acquisition:

On May 3, 2004, the Company completed its exchange offer for the outstanding shares of LGP Allgon Holding AB ("LGP Allgon"), a Swedish public company and global provider of wireless infrastructure equipment and coverage solutions to wireless network communications operators and original equipment manufacturers. Pursuant to the terms of the exchange offer, LGP Allgon shareholders were offered 1.1 shares of newly issued Powerwave Common Stock in exchange for each share of LGP Allgon common stock. In addition, pursuant to the exchange offer, Powerwave offered a cash alternative whereby LGP Allgon shareholders could alternatively elect to exchange their LGP Allgon common stock for a fixed price of Swedish kronor ("SEK") 61.87 in lieu of Powerwave shares. This cash alternative was subject to an aggregate maximum of $125.0 million. The acquisition of LGP Allgon included all of the assets and liabilities, operations and business of LGP Allgon. Also included were all intellectual property rights to LGP Allgon products as well as in-

Notes to Consolidated Financial Statements

process research and development activities. The products acquired include a broad range of wireless infrastructure equipment including antennas, filters, repeaters, tower-mounted amplifiers and advanced coverage solutions. Powerwave believes that the acquisition of LGP Allgon increased the combined company's products offerings within the global wireless infrastructure market and improved its ability to offer more complete end-to-end solutions for its customers' complex network requirements. These factors contributed to a purchase price in excess of the fair value of the net assets acquired, resulting in goodwill of approximately $237.3 million as of May 3, 2004 which is not deductible for income tax purposes. Goodwill allocated to the telecom and contract manufacturing segments is estimated at $218.3 million and $19.0 million, respectively.

As of January 1, 2006, there were approximately 527,436 shares of LGP Allgon common stock not tendered. The Company has initiated compulsory acquisition proceedings under Swedish law to acquire these remaining shares and, in connection with the acquisition, recorded a liability to purchase these shares. To the extent the actual amount paid differs from the liability, the difference will be adjusted to goodwill. The Company currently expects to pay approximately $4.6 million in the future to satisfy the outstanding compulsory share liability.

The aggregate purchase price of LGP Allgon was comprised of the following:

Common stock	$ 297,005
Cash	88,217
Compulsory share liability	14,652
Transaction costs paid by Powerwave	7,678
Total purchase price	$ 407,552

The Company completed a preliminary allocation of the aggregate purchase price to tangible and intangible assets acquired and liabilities assumed upon estimates of fair value determined by management with the assistance of independent valuation specialists. The estimated fair values of the identifiable intangible assets acquired were determined using the income approach.

In connection with the acquisition, the Company formulated and implemented a plan to restructure and integrate the operations of the combined companies. Pursuant to such plan, the Company recognized $26.6 million as liabilities or asset write-downs in connection with the acquisition for estimated restructuring and integration costs related to the consolidation of LGP Allgon operations, including amounts for future lease obligations on excess facilities, impairment of excess equipment, write-downs of inventory for discontinued product lines and severance related costs for expected workforce reductions. These estimated costs are included in the allocation of the purchase consideration in accordance with SFAS No. 141, Business Combinations and EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Integration activities related to such plan are currently expected to continue through the second quarter of fiscal 2006. See "Note 9. Restructuring and Impairment Charges" for additional information on the Company's restructuring and integration plans.

The Company's consolidated financial statements for the year ended January 2, 2005 include a charge of $23.5 million for the write-off of acquired in-process research and development expenses associated with the acquisition of LGP Allgon. The in-process research and development expenses arose from new product projects that were under development at the date of the acquisition and were expected to eventually lead to new products but had not yet established technological feasibility and for which no future alternative use was identified. The valuation of the in-process research and development projects was based upon the discounted expected future net cash flows of the products over the products expected life, reflecting the estimated stage of completion of the projects and the estimate of the costs to complete the projects.

New product development projects underway at LGP Allgon at the time of the acquisition included, among others, various antenna projects covering multiple system capabilities and full band functionality, various tower-mounted amplifier projects covering full band capability, various filter projects covering new product platforms, and various repeater projects covering both EDGE and WCDMA applications. At the date of the acquisition, the Company estimated that the cost to complete these projects aggregated approximately $2.3 million and expected the cost to be incurred over a one year period. As of January 1, 2006, all projects were completed.

The following table summarizes the allocation of the aggregate purchase price to the fair value of the assets acquired and liabilities assumed in the LGP Allgon acquisition:

Assets:	
Current assets	$ 131,252
Goodwill	239,096
Identifiable intangible assets	66,686
Other non-current assets	85,619
Total assets:	522,653
Liabilities:	
Current liabilities	(110,579)
Debt	(27,789)
Other non-current liabilities	(183)
Total liabilities	(138,551)
In process research and development	23,450
Total purchase price	$ 407,552

The following unaudited pro forma financial information for fiscal year ended January 2, 2005, assumes that the LGP Allgon acquisition had occurred on the first day of the period presented. The pro forma financial information is presented for information purposes only. The unaudited pro forma financial information excludes the effect of the in-process research and development charge of $23.5 million. Such information is based upon the standalone historical results of each company and does not reflect the actual results that would have been reported had the acquisition been completed when assumed, nor is it indicative of the future results of operations for the combined enterprise.

Pro forma	Fiscal Year Ended January 2, 2005
Net sales	$ 583,752
Net loss	$ (54,724)
Basic loss per share	$ (0.53)
Diluted loss per share	$ (0.53)

Note 18. Other Income, Net

Other income, net, includes gains and losses on foreign currency transactions, interest income and interest expense associated with our subordinated convertible notes. The components of other income, net, are as follows:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Interest income	$ 7,644	$ 2,920	$ 2,425
Interest expense	(7,719)	(3,861)	(1,162)
Foreign currency gain (loss), net	393	394	33
Other income (expense)	1,297	665	1,098
Total	$ 1,615	$ 118	$ 2,394

Notes to Consolidated Financial Statements

Note 19. Earnings (Loss) Per Share

In accordance with SFAS 128, basic earnings (loss) per share is based upon the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based upon the weighted average number of common and potential common shares for each period presented and income available to common stockholders is adjusted to reflect any changes in income or loss that would result from the issuance of the dilutive common shares. The Company's potential common shares include stock options under the treasury stock method and convertible subordinated debt under the if-converted method. Diluted earnings per share for the year ended January 1, 2006 includes the add-back of interest expense (net of tax) of approximately $6.7 million associated with the assumed conversion of the Company's outstanding convertible subordinated debt with the addition of 30,427,017 shares, as well as stock options under the treasury stock method of 2,083,031 shares. Potential common shares of 15,892,536 related to the Company's convertible debt and stock option programs have been excluded from diluted weighted average common shares for the years ended January 2, 2005 and December 28, 2003, as the effect would be anti-dilutive.

The following details the calculation of basic and diluted earnings (loss) per share:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Basic:			
Net income (loss)	$ 50,646	$ (72,122)	$ (32,859)
Basic weighted average common shares	103,396	90,212	64,667
Basic earnings (loss) per share	$ 0.49	$ (0.80)	$ (0.51)
Diluted:			
Net income (loss)	$ 50,646	$ (72,122)	$ (32,859)
Interest expense of convertible debt, net of tax	6,651	—	—
Net income (loss), as adjusted	$ 57,297	$ (72,122)	$ (32,859)
Weighted average common shares	103,396	90,212	64,667
Potential common shares	32,510	—	—
Weighted average common shares, as adjusted	135,906	90,212	64,667
Diluted earnings (loss) per share	$ 0.42	$ (0.80)	$ (0.51)

Note 20. Customer Concentrations

Powerwave's product sales have historically been concentrated in a small number of customers. During the years ended January 1, 2006, January 2, 2005, and December 28, 2003, sales to customers that accounted for 10% or more of revenues for the year totaled $235.6 million, $163.7 million, and $171.0 million, respectively. For fiscal year 2005, sales to one customer accounted for approximately 15% of revenues, and sales to another customer accounted for approximately 14% of revenues. For fiscal year 2004, sales to one customer accounted for approximately 24% of revenues, and sales to another customer accounted for approximately 11% of revenues. For fiscal year 2003, sales to one customer accounted for approximately 57% of revenues, and sales to another customer accounted for approximately 15%. Sales to Nortel Networks Corporation and related entities ("Nortel") accounted for approximately 9%, 24%, and 57% of total revenues during such years, respectively. During the years ended January 1, 2006 and January 2, 2005, sales to Cingular Wireless accounted for approximately 15% and 5% of total revenues, respectively.

As of January 1, 2006, approximately 22% of total accounts receivable related to two customers that each accounted for 10% or more of Powerwave's total revenue during fiscal 2005. The inability to collect outstanding receivables from the customers or the loss of, or reduction in, sales to any of these customers could have a material adverse effect on the Company's business, financial condition and results of operations.

Note 21. Supplier Concentrations

Certain of Powerwave's products, as well as components utilized in such products, are available in the short-term only from a single or a limited number of sources. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components from single-source suppliers as well as finished products from single-source contract manufacturers. The inability to obtain single-source components or finished products in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, financial condition and results of operations until alternative sources could be developed at a reasonable cost.

Note 22. Segments

The Company's sales are derived primarily from the sale of wireless communications network products and coverage solutions, including antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers and advanced coverage solutions for use in cellular, PCS, and 3G wireless communications networks throughout the world. Powerwave also manufactures and sells advanced industrial components, primarily for the automotive and food industries, under contract manufacturing. These two reportable segments, "Wireless Communications" and "Contract Manufacturing" are regularly evaluated by the Company's executive management in deciding how to allocate resources and in assessing performance. The Company does not separately segregate or track assets by product group within its wireless business segment. The accounting policies for each reportable segment are the same as those described in "Note 2. Summary of Significant Accounting Policies."

The following schedule presents an analysis of certain financial information for these two business segments:

	Fiscal Years Ended		
	January 1, 2006	January 2, 2005	December 28, 2003
Net sales:			
Wireless communications	$ 784,330	$ 448,867	$ 239,069
Contract manufacturing	40,748	25,047	—
Total net sales	$825,078	$ 473,914	$ 239,069
Operating income (loss):			
Wireless communications	$ 53,735	$ (28,175)	$ (55,824)
Contract manufacturing	(1,471)	1,248	—
Total operating income (loss)	$ 52,264	$ (26,927)	$ (55,824)

	January 1, 2006	January 2, 2005
Total assets:		
Wireless communications	$ 1,095,670	$ 982,519
Contract manufacturing	34,580	38,252
Total assets	$ 1,130,250	$ 1,020,771

Notes to Consolidated Financial Statements

The following table presents a further analysis of Powerwave's sales within the wireless communications business segment, based upon product group:

Wireless Communications Product Group	Fiscal Years Ended January 1, 2006		January 2, 2005		December 28, 2003	
Antenna systems	$ 246,220	31.4%	$ 110,991	24.7%	$ —	—%
Base station subsystems	457,260	58.3%	277,521	61.8%	239,069	100.0%
Coverage solutions	80,850	10.3%	60,355	13.5%	—	—%
Total net segment sales	$ 784,330	100.0%	$ 448,867	100.0%	$ 239,069	100.0%

Antenna systems consist of base station antennas and tower-mounted amplifiers. Base station subsystems consist of products that are installed into or around the base station of wireless networks and include products such as boosters, combiners, filters and radio frequency power amplifiers. Coverage solutions consist primarily of repeaters and advanced coverage solutions.

The following schedule presents an analysis of Powerwave's net sales based upon the geographic area to which a product was shipped:

Geographic Area	Fiscal Years Ended January 1, 2006	January 2, 2005	December 28, 2003
United States	$ 293,137	$ 114,665	$ 64,508
Asia	76,303	61,895	31,974
Europe	433,770	260,838	78,745
Other international	21,868	36,516	63,842
Total net sales	$ 825,078	$ 473,914	$ 239,069

Asian sales include sales to China, South Korea and other locations in Asia. Other international sales include sales to Canada, Mexico, Latin and South America and all other foreign countries. Sales to Canada were $4.9 million, $22.9 million, and $63.8 million during the years ended January 1, 2006, January 2, 2005, and December 28, 2003, respectively. Sales to Finland were $49.0 million, $22.8 million, and $35.4 million during the years ended January 1, 2006, January 2, 2005, and December 28, 2003, respectively. Sales to France were $36.8 million, $49.8 million, and $41.4 million during the years ended January 1, 2006, January 2, 2005, and December 28, 2003, respectively.

The following table reflects the geographic area of Powerwave's long-lived assets:

Geographic Area	Fiscal Years Ended January 1, 2006	January 2, 2005
United States	$ 163,879	$ 78,041
Asia	21,130	4,235
Europe	332,222	422,612
Other international	13,061	1,227
Total	$ 530,292	$ 506,115

Note 23. Subsequent Event

On February 9, 2006, the Company announced that it will sell its manufacturing operations in the Philippines to Celestica Inc. for approximately $19.0 million in cash. The transaction closed on March 10, 2006.

SELECTED QUARTERLY FINANCIAL DATA

Quarterly Financial Data (Unaudited)
(in thousands, except per share data)

Quarters Ended

Fiscal 2005	April 3, 2005	July 3, 2005	October 2, 2005[2]	January 1, 2006[2]
Net sales	$162,179	$186,334	$217,823	$258,742
Gross profit	$41,222	$47,657	$54,081	$ 62,648
Operating income	$ 6,147[1]	$11,128	$16,297	$ 18,691
Net income	$ 5,371[1]	$13,014	$13,105	$ 19,156
Basic earnings per share	$ 0.05	$ 0.13	$ 0.13	$ 0.17
Diluted earnings per share	$ 0.05	$ 0.11	$ 0.11	$ 0.15
Basic weighted average common shares	99,574	99,734	103,473	110,801
Diluted weighted average common shares	131,229	131,908	136,214	143,803
Fiscal 2004	**April 4, 2004**	**July 4, 2004[3]**	**October 3, 2004[3]**	**January 2, 2005[3]**
Net sales	$63,224	$115,981	$138,291	$156,418
Gross profit	$10,774	$22,276	$34,747	$ 38,124
Operating income (loss)	$ (5,657)	$(30,190)[4]	$ 3,435	$ 5,485
Net income (loss)	$ (3,263)	$(30,162)[4]	$ 2,799	$ (41,496)[5]
Basic earnings (loss) per share	$ (0.05)	$ (0.33)	$ 0.03	$ (0.41)
Diluted earnings (loss) per share	$ (0.05)	$ (0.33)	$ 0.03	$ (0.41)
Basic weighted average common shares	63,393	91,664	104,343	101,448
Diluted weighted average common shares	63,393	91,664	104,837	101,448

(1) Operating income and net income for the quarter ended April 3, 2005 include a non-cash charge of $0.4 million for in-process research and development that was expensed upon completion of the Kaval acquisition. See "Note 17. Acquisitions" of the preceding "Notes to Consolidated Financial Statements."

(2) Financial results include the REMEC Wireless business beginning September 2005.

(3) *Financial results include LGP Allgon beginning May 2004.*

(4) Operating income (loss) and net income (loss) for the quarter ended July 4, 2004 include a non-cash charge of $23.5 million for in-process research and development that was expensed upon completion of the LGP Allgon acquisition. See "Note 17. Acquisitions" of the preceding "Notes to Consolidated Financial Statements."

(5) Net income (loss) for the quarter ended January 2, 2005 includes a non-cash charge of $45.0 million related to the establishment of a full valuation allowance against Powerwave's net U.S. deferred tax asset. See "Note 16. Income Taxes" of the preceding "Notes to Consolidated Financial Statements."

Report Of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POWERWAVE TECHNOLOGIES, INC.:

We have audited the accompanying consolidated balance sheets of Powerwave Technologies, Inc. and subsidiaries (the "Company")] as of January 1, 2006 and January 2, 2005, and the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2006. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 1, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at REMEC Wireless, which was acquired on September 2, 2005 and whose financial statements reflect total assets and revenues constituting 16 and 11 percent, respectively, of the related total consolidated financial statement amounts of assets and revenues as of and for the year ended January 1, 2006. Accordingly, our audit did not include the internal control over financial reporting at REMEC Wireless. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2006 and January 2, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 1, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP
Costa Mesa, California
March 17, 2006

Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Powerwave and its consolidated subsidiaries is made known to the officers who certify the Company's financial reports, as well as other members of senior management and the Board of Directors, to allow timely decisions regarding required disclosures. As of the end of the period covered by this report, Powerwave carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities and Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures excluding disclosure controls and procedures related to REMEC, Inc.'s Wireless Systems Business acquired on September 2, 2005 are effective in timely alerting them to material information related to the Company that is required to be included in Powerwave's annual and periodic SEC filings.

There were no changes in our internal controls over financial reporting during the year ended January 1, 2006 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Powerwave have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal controls over financial reporting as of January 1, 2006. Such assessment excluded the internal controls over financial reporting related to our acquisition of REMEC, Inc.'s Wireless Systems Business . Since we completed the acquisition of REMEC on September 2, 2005, it was not possible to conduct a complete assessment of REMEC's internal control over financial reporting in the period between the completion of the acquisition and the date of our management's assessment of our internal controls over financial reporting. Therefore, our conclusion in this Annual Report on Form 10-K regarding the effectiveness of our internal control over financial reporting as of January 1, 2006 does not include the internal controls over financial reporting of REMEC. Our fiscal 2005 consolidated financial statements include the operating results of REMEC for four months. During this period, these operations generated approximately 11% of total revenues. Additionally, REMEC's total assets as of January 1, 2006 were approximately 16% of consolidated total assets.

In making its assessment of the effectiveness of our internal controls over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on these criteria, our management has concluded that, as of January 1, 2006, our internal control over financial reporting, excluding internal controls over financial reporting with respect to REMEC, are effective. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Investor Information

A copy of our Annual Report on Form 10-K for the fiscal year ended January 1, 2006 has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report on Form 10-K, including financial statements but excluding exhibits, as well as copies of other reports filed with the Commission will be provided to stockholders by writing to:

Investor Relations
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

Requests for investor information can also be sent via electronic mail to invest@pwav.com. In addition, Powerwave Technologies' annual report, press releases and certain filings with the Securities and Exchange Commission can be found on Powerwave's website at www.powerwave.com. Please note that this summary Annual Report does not include, and is not a substitute for the information contained in our Annual Report on Form 10-K which is filed with the Securities and Exchange Commission.

Product Information

Further information regarding Powerwave's products can be obtained by contacting our Sales & Marketing Department at (714) 466-1000, by fax (714) 466-5805, or by visiting our website at: www.powerwave.com.

Stock Listing

Powerwave Technologies, Inc. Common Stock trades on the NASDAQ National Market System under the symbol "PWAV" and trades on the Swedish Stockhölmsborsen under the symbol "PWAV."

Common Stock Prices

Powerwave has never paid any cash dividends on its Common Stock. Powerwave's Board of Directors currently believes that earnings will create greater long-term value if reinvested to create growth. Therefore, the Company does not anticipate paying cash dividends for the foreseeable future. Set forth below are the high and low sales prices as reported by NASDAQ for Powerwave's Common Stock for the periods indicated.

FISCAL YEAR 2005		High	Low
First Quarter	Ended April 3, 2005	$ 8.60	$ 6.64
Second Quarter	Ended July 3, 2005	$ 10.67	$ 6.84
Third Quarter	Ended October 2, 2005	$ 13.08	$ 9.99
Fourth Quarter	Ended January 1, 2006	$ 13.92	$ 10.75

FISCAL YEAR 2004		High	Low
First Quarter	Ended April 4, 2004	$ 11.55	$ 6.94
Second Quarter	Ended July 4, 2004	$ 8.50	$ 6.66
Third Quarter	Ended October 3, 2004	$ 7.25	$ 4.54
Fourth Quarter	Ended January 2, 2005	$ 9.10	$ 6.00

Forward Looking Statements

Please refer to the statements on page 21 of the financial statements included herein and to our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

UNWIRED

Board of Directors

Bruce C. Edwards
Executive Chairman of the Board
Powerwave Technologies, Inc.

John L. Clendenin
Lead Director
Powerwave Technologies, Inc.
Chairman Emeritus
BellSouth Corporation

Daniel A. Artusi
Chairman and Chief Executive Officer
ColdWatt, Inc.

Ronald J. Buschur
President and Chief Executive Officer
Powerwave Technologies, Inc.

David L. George
Executive Vice President Operations
and Mobile Division
Vertex Standard Inc.

Eugene L. Goda
Former Chairman of the Board
President and Chief Executive Officer
Objectshare, Inc.

Mikael R. Gottschlich
Former President and Chief
Executive Officer
GP Telecom

Carl W. Neun
Former Senior Vice President and
Chief Financial Officer
Tektronix, Inc.

Andrew J. Sukawaty
Chairman and Chief Executive Officer
Inmarsat PLC
President
Sable Partners Europe L.L.C.

Powerwave Executive Officers

Bruce C. Edwards
Executive Chairman of the Board

Ronald J. Buschur
President and Chief Executive Officer

Gregory K. Gaines
Vice President Global Sales and Marketing

Robert J. Legendre
Senior Vice President Global Operations

Kevin T. Michaels
Chief Financial Officer and Secretary

Independent Registered Public Accounting Firm

DELOITTE & TOUCHE LLP
Costa Mesa, California

Transfer Agent and Registrar

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204
(818) 502-1404
www.USSTOCK.com

Corporate Headquarters

Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705
(714) 466-1000
(888) PWR-WAVE (797-9283)
(714) 466-5800 Fax
www.powerwave.com


WHAT'S NEXT!
OBJECTS IN MIRROR ARE CLOSER
THAN THEY APPEAR
20



[What's Next]

Tomorrow's Technology. Today.

POWERWAVE "WHAT'S NEXT" TOUR

In 2006, the "What's Next!" Tour will roll across America with 16 tons of innovation, demonstrations and excitement, bringing Powerwave to the industry leaders who are driving the future of wireless communications industry. It's one more way Powerwave is **Powering the Next Wave of Growth in Wireless™**.

- Executive Briefings
- Technical Training
- Hands-on Demonstrations
- New Products/Solutions
- QBRs
- Technology Roadmap Discussions

www.powerwave.com
1.714.466.1000

Powerwave technologies